Exhibit 99.75

(Execution Copy)

UNDERWRITING AGREEMENT

August 24, 2010

Lake Shore Gold Corp.
181 University Avenue, Suite 2000
Toronto, Ontario
M5H 3M7

Attention:	Mr. Anthony Makuch
President & Chief Executive Officer

Dear Sirs:

The undersigned, BMO Nesbitt Burns Inc. (the “Lead Underwriter”) , Wellington West Capital Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc., Canaccord Genuity Corp. and Raymond James Ltd. (individually, an “Underwriter” and together the “Underwriters”) , understand that Lake Shore Gold Corp. (the “Corporation”) proposes to issue and sell to the Underwriters 21,500,000 common shares of the Corporation (the “Common Shares”) at the Issue Price (as hereinafter defined) per Common Share. Of such shares, a maximum of 2,400,000 may be distributed as flow-through common shares of the Corporation (the “Flow-Through Shares”) at the Issue Price per Flow-Through Share. The Flow-Through Shares will have the attributes described in the Preliminary Prospectus (as hereinafter defined) and will be issued under the Subscription Agreements (as hereinafter defined). The number of Flow-Through Shares issued under the Offering (as hereinafter defined) , up to the maximum of 2,400,000 Flow-Through Shares, may be determined at the sole discretion of the Lead Underwriter on behalf of itself and the other Underwriters, and the right to determine such number of Flow-Through Shares shall exist until Closing (as hereinafter defined). For greater certainty, the Lead Underwriter, acting in such capacity, shall have the right to determine that only Common Shares will be sold under the Offering, and not Flow-Through Shares. The aggregate gross proceeds from the sale of such Common Shares and Flow-Through Shares will be $75,250,000 if the maximum number of 21,500,000 Common Shares and no Flow-Through Shares are sold, and $76,930,000 if the minimum number of 19,100,000 Common Shares and the maximum number of 2,400,000 Flow-Through Shares are sold. The Corporation understands that purchasers of Flow-Through Shares may subsequently donate such Flow-Through Shares to registered charities, and that the Underwriters may be asked to facilitate the resale of up to 2,400,000 Common Shares (the “Donated Shares”) in connection with the Offering if the Flow-Through Shares are donated in such manner. The number of Donated Shares shall be equal to the number of Flow-Through Shares that are delivered at the Closing.

Subject to the terms and conditions set out below, the Underwriters agree to purchase severally and not jointly in the respective percentages set out in section 15(a) , and by its acceptance hereof, the Corporation agrees to issue and sell to the Underwriters a total of 21,500,000 Common Shares at the Issue Price per Common Share. Additionally, the Underwriters may find purchasers for up to 2,400,000 of the 21,500,000 Common Shares in the form of Flow-Through Shares offered at the Issue Price per Flow-Through Share. Any sale of

Flow-Through Shares will be by the Corporation directly to purchasers and, for greater certainty, the Underwriters will not acquire the Flow-Through Shares. The Corporation agrees to issue and sell to the Underwriters (or in the case of the Flow-Through Shares, to substituted purchasers) such number of Common Shares that, together with the Flow-Through Shares sold by the Underwriters, aggregates to 21,500,000 shares. The 21,500,000 shares being distributed by the Underwriters on the basis described in this paragraph are referred to herein collectively as the “Purchased Securities”.

Subject to the terms and conditions set out below, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally and not jointly in the respective percentages set forth in section 15(a) up to an additional 3,225,000 Common Shares (collectively, the “Additional Securities”) at the Issue Price per Common Share for the purposes of covering over-allotments, if any. The Over-Allotment Option may be exercised in whole or in part at any time prior to 5:00 p.m. (Toronto time) on the 30th day after the Closing Date (as hereinafter defined) by written notice from the Lead Underwriter on behalf of itself and the other Underwriters to the Corporation setting forth the aggregate number of Additional Securities to be purchased.

DEFINED TERMS

“Additional Securities” has the meaning ascribed to such term in the third paragraph of this Agreement;

“affiliate”, “distribution”, “material fact”, “material change”, “misrepresentation” and “subsidiary” have the respective meanings ascribed to such terms in the Securities Act (Ontario);

“Agreement” means this agreement between the Corporation and the Underwriters, including the Schedules and appendices attached hereto;

“AIF” means the annual information form of the Corporation dated as of March 10, 2010 for the financial year ended December 31, 2009 and filed under NI 51-102;

“Business Day” means a day which is not: (i) a Saturday or Sunday or (ii) a statutory or civic holiday or a day on which commercial banks are not open for business in Toronto, Ontario;

“Canadian Securities Laws” means, collectively, all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations, rules and forms thereunder together with applicable orders, rulings, published instruments, notices and published policy statements of the securities regulatory authorities in the Qualifying Jurisdictions;

“CDE” means “Canadian development expense” as defined in subsection 66.2(5) of the ITA;

“CEE” means “Canadian exploration expense” as described in paragraph (f) of the definition thereof in subsection 66.1(6) of the ITA;

“Closing” means the closing of the purchase and sale of the Purchased Securities and, if applicable, the Donated Shares;

“Closing Date” means September 10, 2010 or such other date as the Corporation and the Underwriters may agree upon in writing, provided that in no event shall such date be later than the Latest Closing Date;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree upon in writing;

“Common Shares” has the meaning ascribed to such term in the first paragraph of this Agreement;

“Corporation” has the meaning ascribed to such term in the first paragraph of this Agreement;

“Corporation’s Auditors” means Deloitte & Touche LLP;

“Corporation’s Counsel” means Cassels Brock & Blackwell LLP, counsel to the Corporation;

“Corporation’s Information Record” means any statement contained in the AIF, any press release, material change report, financial statement or other document of the Corporation which has been publicly filed and/or disseminated pursuant to any Canadian Securities Laws since December 31, 2009 or is publicly filed and/or disseminated pursuant to any Canadian Securities Laws prior to the Closing Time;

“Currently Issuable Shares” means the common shares of the Corporation issuable pursuant to the Corporation’s stock option plan and outstanding warrants and property option agreements as set out on Schedule “A” to this Agreement;

“Defaulted Securities” has the meaning ascribed to such term in section 15(a) of this Agreement;

“Directors” means the directors of the Corporation;

“Documents Incorporated by Reference” means the documents set out in the Preliminary Prospectus under the heading “Documents Incorporated by Reference” and all other documents incorporated or deemed to be incorporated by reference into the Final Prospectus and any Prospectus Amendment by Canadian Securities Laws;

“Donated Shares” has the meaning ascribed to such term in the first paragraph of this Agreement;

“Expenditure Period” means the period commencing on the Closing Date and ending on the earlier of (i) the date on which the aggregate FTS Commitment Amount has been fully expended in accordance with the terms of the Subscription Agreements, and (ii) December 31, 2011;

“Final Prospectus” means the final short form prospectus of the Corporation relating to the Offering, including the Documents Incorporated by Reference;

“Flow-Through Shares” has the meaning ascribed to such term in the first paragraph of this Agreement;

“FTS Commitment Amount” means the amount equal to the Issue Price for each Flow-Through Share multiplied by the number of Flow-Through Shares subscribed and paid for pursuant to all Subscription Agreements accepted by the Corporation;

“Governmental Licenses” has the meaning ascribed to such term in section 8(mm) of this Agreement;

“Hochschild” means Hochschild Mining plc or its affiliate(s), as the case may be;

“Indemnified Persons” means the Underwriters and each of their respective directors, officers, employees, shareholders, affiliates, subsidiaries and agents;

“Issue Price” means $3.50 for each Common Share and $4.20 for each Flow-Through Share;

“ITA” means the Income Tax Act (Canada), as amended;

“Latest Closing Date” means the date that is 42 days after the date of the receipt issued for the Final Prospectus;

“Lead Underwriter” has the meaning ascribed to such term in the first paragraph of this Agreement;

“Losses” means losses, claims, costs, damages, liabilities or expenses (including, without limitation, expenses of investigation and defending against any claims or litigation as the same are incurred), other than loss of profits;

“material” means, in relation to the Corporation, material to the Corporation together with its subsidiaries, considered as a whole, after giving effect to the transactions contemplated by the Final Prospectus or this Agreement to be completed at or prior to the Closing Time;

“Material Adverse Effect” means a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation and its subsidiaries taken as a whole;

“Material Subsidiaries” means the direct and indirect subsidiaries of the Corporation listed in the AIF under the heading “Corporate Structure — Intercorporate Relationships”;

“MI 11-102” means Multilateral Instrument 11-102 — Passport System;

“NI 43-101” means National Instrument 43-101 — Standards for Disclosure for Mineral Projects;

“NI 51-102” means National Instrument 51-102 — Continuous Disclosure Obligations;

“Offering” means the offering of the Securities pursuant to the Prospectus and, if applicable, the qualification of the Donated Shares pursuant to the Prospectus;

“Option Closing Time” has the meaning ascribed to such term in section 7(b) of this Agreement;

“Option Closing Date” has the meaning ascribed to such term in section 7(b) of this Agreement;

“Over-Allotment Option” has the meaning ascribed to such term in the third paragraph of this Agreement;

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation relating to the Offering, including the Documents Incorporated by Reference;

“Prospectus” means, collectively, the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, including in each case the Documents Incorporated by Reference;

“Prospectus Amendment” means any amendment or supplement to the Preliminary Prospectus or to the Final Prospectus, including the Documents Incorporated by Reference;

“Purchased Securities” has the meaning ascribed to such term in the second paragraph of this Agreement;

“Qualified Institutional Buyers” means “qualified institutional buyers” as such term is defined in Rule 144A(a)(1) of the U.S. Securities Act;

“Qualifying Expenditures” refers to expenses of the Corporation which are CEE or CDE which may be renounced by the Corporation to purchasers of Flow-Through Shares pursuant to subsection 66(12.6) or (12.62), respectively, of the ITA;

“Qualifying Jurisdictions” means each of the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Rule 144A” means Rule 144A under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means, collectively, the Purchased Securities and the Additional Securities;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Shareholder” means any holder of common shares of the Corporation;

“Shares” for the purposes of Schedule B means, collectively, those Purchased Securities that are Common Shares and the Additional Securities;

“Specified CEE/CDE Proportion” means an amount of CEE equal to 80% of the FTS Commitment Amount and an amount of CDE equal to 20% of the FTS Commitment Amount;

“Subscription Agreements” means the subscription agreements for the Flow-Through Shares to be entered into by the Corporation and by the Underwriters on behalf of the purchasers of Flow-Through Shares, substantially in the form attached as Schedule “C” to this Agreement;

“Transfer Agent” means Computershare Investor Services Inc. in its capacity as transfer agent and registrar of the common shares of the Corporation;

“TSX” means the Toronto Stock Exchange;

“Underwriter” and “Underwriters” have the respective meanings ascribed to such terms in the first paragraph of this Agreement;

“Underwriters’ Counsel” means Osler, Hoskin & Harcourt LLP;

“Underwriters’ Fee” means the fee payable by the Corporation to the Underwriters pursuant to section 6 of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliates” means the Underwriters’ respective United States broker dealer affiliates;

“U.S. Private Placement Memorandum” means the private placement offering memorandum for the offering of the Shares in the United States; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder.

TERMS AND CONDITIONS

1.                                                           Filing Prospectus

The Corporation shall, as soon as possible and in any event not later than 5:00 p.m. (Toronto time) on August 24, 2010, have prepared and filed in each of the Qualifying Jurisdictions the Preliminary Prospectus (in the English and French languages) and other related documents relating to the proposed distribution of the Securities and the qualification for distribution of the Donated Shares and obtained a receipt for the Preliminary Prospectus from the Ontario Securities Commission (as the Corporation’s principal regulator) as contemplated by MI 11-102 with the result that a receipt shall be deemed to have been issued by each of the securities regulatory authorities in the Qualifying Jurisdictions for the Preliminary Prospectus. The Corporation shall, as soon as possible after any comments of the securities regulatory authorities in the Qualifying Jurisdictions have been resolved and in any event not later than 5:00 p.m. (Toronto time) on September 2, 2010 (or by such later date or dates as may be determined by the Underwriters in their sole discretion) , have prepared and filed in each of the Qualifying Jurisdictions the Final Prospectus (in the English and French languages) and other related documents relating to the proposed distribution of the Securities and the qualification for distribution of the Donated Shares and obtained a receipt for the Final Prospectus from the Ontario Securities Commission (as the Corporation’s principal regulator) as contemplated by MI 11-102 with the result that a receipt shall be deemed to have been issued by each of the securities regulatory authorities in the Qualifying Jurisdictions for the Final Prospectus, and shall have fulfilled and complied with, to the reasonable satisfaction of the Underwriters, the Canadian Securities Laws required to be fulfilled or complied with by the Corporation to enable the Securities to be lawfully distributed to the Underwriters or distributed to the public, as the case may be, and to enable the Donated Shares to be qualified for distribution, in each case, in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions. The Corporation shall fulfil and comply with Canadian Securities Laws required to be fulfilled or complied with by the Corporation to permit the sale of the Securities in the Qualifying Jurisdictions as freely tradeable Common Shares and Flow-Through Shares, subject to any required regulatory approval, and the Corporation shall use all commercially reasonable efforts to obtain any such regulatory approval as soon as practicable after the date hereof.

2.                                                           Due Diligence

Prior to the filing of the Final Prospectus, and if applicable, prior to the filing of any Prospectus Amendment, the Corporation shall have allowed the Underwriters to participate fully in the preparation of the Prospectus, shall have provided access to the Corporation’s management and shall have allowed the Underwriters to conduct all due diligence investigations which they reasonably require to fulfil their obligations as underwriters and in order to enable them to execute the certificates required to be executed by them in the Prospectus. All information requested by the Underwriters, their counsel and their technical consultants in connection with the due diligence investigations of the Underwriters will be used only in connection with the Offering. The Underwriters shall have the full cooperation of the Corporation’s management to provide such assistance in marketing the Offering as the Corporation may reasonably require.

It shall be a condition precedent to (i) the Underwriters’ execution of any certificate in any Prospectus, that the Underwriters be satisfied as to the form and substance of the document, and (ii) the delivery of each U.S. Private Placement Memorandum to any purchaser or prospective purchaser, that the Underwriters and their U.S. Affiliates be satisfied as to the form and substance of such document.

3.                                                           (a)                           Restrictions on Sale Outside the Qualifying Jurisdictions

The Underwriters severally agree not to distribute or offer the Securities or the Donated Shares in such a manner as to require registration of any of them or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Jurisdictions and to distribute or offer the Securities and the Donated Shares only in the Qualifying Jurisdictions and in accordance with all applicable laws. However, the Corporation and each Underwriter acknowledge that the U.S. broker-dealer affiliates of the Underwriters may offer or resell the Common Shares to Qualified Institutional Buyers within the United States pursuant to Rule 144A in accordance with Schedule “B” hereto, provided that no such action on the part of the Underwriters or their U.S. broker-dealer affiliates shall in any way oblige the Corporation to register any Securities or Donated Shares under the U.S. Securities Act or the securities laws of any state in the United States.

Any agreements between the Underwriters and the members of any selling group will contain restrictions which are substantially the same as those contained in this section 3(a).

(b)                    Offer and Sale of Flow-Through Shares

Each of the Underwriters acknowledges and agrees that it has the authority to execute and deliver the Subscription Agreements on behalf of the purchasers of Flow-Through Shares.

The Corporation and the Underwriters acknowledge and agree that, to the extent that the Underwriters purchase any of the Flow-Through Shares, any person to whom the Underwriters resell such Flow-Through Shares will not be eligible for the tax benefits available to Canadian resident purchasers under federal and provincial tax legislation.

4.                                                           (a)                           Deliveries on Filing

Concurrently with the filing of the Preliminary Prospectus or Final Prospectus, as the case may be, under Canadian Securities Laws, the Corporation shall deliver to the Underwriters:

(i)                        a copy of the Preliminary Prospectus or Final Prospectus, as applicable, including all Documents Incorporated by Reference (to the extent not available on SEDAR) , signed and certified as required by the Canadian Securities Laws applicable in the Qualifying Jurisdictions;

(ii)                     a copy of the preliminary U.S. Private Placement Memorandum or the final U.S. Private Placement Memorandum, as applicable;

(iii)                  a copy of any other document required to be filed by the Corporation in compliance with Canadian Securities Laws in connection with the Offering;

(iv)                 a “long-form” comfort letter of the Corporation’s Auditors dated as of the date of the Final Prospectus (with the requisite procedures to be completed by the Corporation’s Auditors within two Business Days of the date of the Final Prospectus) addressed to the Underwriters, the Corporation and the Directors in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation and other numerical data in the Final Prospectus, including all Documents Incorporated by Reference, which letter shall be in addition to the auditors’ report incorporated by reference into the Prospectus and any auditors’ comfort letters addressed to the securities regulatory authorities in the Qualifying Jurisdictions;

(v)                    prior to or concurrent with the filing of the Final Prospectus, evidence satisfactory to the Underwriters and the Underwriters’ Counsel, acting reasonably, that the Purchased Securities (including the Flow-Through Shares which may become Donated Shares) and the Additional Securities have been conditionally approved for listing and posting for trading on the TSX, subject to satisfaction of certain usual conditions of the TSX.

(b)                    Delivery of Prospectus Amendments

When the Corporation is required to prepare a Prospectus Amendment, the Corporation shall also prepare and deliver promptly to the Underwriters a signed copy of such Prospectus Amendment along with all Documents Incorporated by Reference which have not been previously delivered or which are not available on SEDAR. Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Underwriters documents, opinions and comfort letters substantially similar to those referred to in sections 4(a) (ii), (iii), (iv) and (v) to the extent they are in need of updating or revision.

(c)                    Representations as to the Prospectus

Delivery of the executed form of the Prospectus to the Underwriters shall constitute a representation and warranty by the Corporation to the Underwriters that as at the date of delivery:

(i)                        all information and statements (except information and statements relating solely to the Underwriters) contained in the Prospectus are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the securities offered by the Prospectus;

(ii)                     no material fact or information has been omitted from such disclosure (except that no representation or warranty is given regarding facts or information relating solely to the Underwriters) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)                  such document complies in all material respects with the requirements of Canadian Securities Laws.

Such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Prospectus and the U.S. Private Placement Memorandum for the distribution of the Securities and the Donated Shares in compliance with the provisions of this Agreement and Canadian Securities Laws and applicable U.S. securities laws.

(d)                    Commercial Copies

The Corporation shall deliver, without charge to the Underwriters, commercial copies of the Preliminary Prospectus and the Final Prospectus (and in the event of any Prospectus Amendment, such Prospectus Amendment) in such numbers and cities as the Underwriters may reasonably request. Such delivery shall be effected as soon as possible and, in any event, on or before a date which is one Business Day (for deliveries in Toronto) and on or before a date which is two Business Days (for deliveries in any other cities) after the issuance of the receipt under Canadian Securities Laws for the Preliminary Prospectus, the Final Prospectus or Prospectus Amendment, as the case may be.

(e)                    Notice of Completion of Distribution

The Underwriters shall after the Closing Date:

(i)                        use their commercially reasonable efforts to complete the distribution and offering of the Securities and the Donated Shares as soon as reasonably practicable; and

(ii)                     give prompt written notice to the Corporation when, in the opinion of the Underwriters, they have completed the distribution and offering of the Securities and the Donated Shares and of the total proceeds realized in each of the Qualifying Jurisdictions from the sale of the Purchased Securities and the Additional Securities.

5.                                                           Material Change During Distribution

(a)                    Material Changes

During the period from the date hereof to the completion of the distribution of the Securities and the Donated Shares, the Corporation shall promptly notify the Underwriters in writing of:

(i)                        the full particulars of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Corporation or any of its Material Subsidiaries;

(ii)                     any material fact which has arisen or been discovered and would have been required to have been stated in the Prospectus had the fact arisen or been discovered on, or prior to, the date of the Prospectus; and

(iii)                  any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) which fact or change is, or may be, of such a nature as to render any statement in the Prospectus misleading or untrue or which would result in a misrepresentation therein or which would result in the Prospectus not complying with Canadian Securities Laws.

The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual or anticipated) which is of such a nature that there is reasonable doubt whether written notice need be given under this section 5(a).

(b)                    Change in Canadian Securities Laws

If during the period of distribution of the Securities and the Donated Shares, there shall be any change in the Canadian Securities Laws which, in the reasonable opinion of the Underwriters (on advice from legal counsel), requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each of the Qualifying Jurisdictions where such filing is required.

(c)                    Filings Relating to Material and Other Changes

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Underwriters, with all applicable filings and other requirements under Canadian Securities Laws as a result of facts or changes referred to in sections 5(a) and 5(b) of this Agreement; provided that the Corporation shall not file any Prospectus Amendment or other document without first obtaining the approval of the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval will not be unreasonably withheld. The Corporation shall cooperate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of any Prospectus Amendment and shall allow the Underwriters to conduct any and all “due diligence” investigations which in the opinion of the Underwriters are reasonably required in order to enable the Underwriters to responsibly execute any certificates required to be executed by the Underwriters in any Prospectus Amendment and to fulfil their obligations under Canadian Securities Laws.

(d)                    Change in Date of Closing

If a material change or a change in a material fact occurs prior to the Closing, then, subject to section 10 of this Agreement, the date of the Closing shall be, unless the Corporation and the Underwriters otherwise agree in writing, the sixth Business Day following the later of:

(i)                        the date on which all applicable filings or other requirements of Canadian Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Jurisdictions and any appropriate receipts obtained for such filings and notice of such filings from the Corporation or the Corporation’s Counsel have been received by the Underwriters; and

(ii)                     the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with section 4(b) of this Agreement;

provided, however in no event shall the date of the Closing be later than the Latest Closing Date.

6.                                                           Services Provided by Underwriters

The Securities and the Donated Shares will be distributed and offered in the Qualifying Jurisdictions in compliance with the Canadian Securities Laws. In consideration for their services in acting as underwriters for the Offering, in assisting in the preparation of the Prospectus, participating in and managing selling or other groups for the sale of the Securities and in distributing and offering the Securities, both directly and to other registered dealers and brokers, and indirectly through such other registered dealers and brokers, and in performing administrative work in connection with the distribution and offering of the Securities, the Corporation agrees to pay to the Underwriters, out of the proceeds from the sale of the Common Shares, the Flow-Through Shares and, if any, the Additional Securities, an Underwriters’ Fee equal to 5.0% of the aggregate Issue Price of the Common Shares (excluding, for greater certainty, any Donated Shares or Flow-Through Shares) and 7.0% of the aggregate Issue Price of the Flow-Through Shares, if any (excluding, for greater certainty, any Donated Shares). The Underwriters’ Fee shall be payable to the Underwriters in the manner provided for in section 7 of this Agreement.

The Corporation agrees that the Underwriters will be permitted to appoint other registered dealers or brokers as their agents to assist in the offering of the Securities and the Donated Shares, and that the Underwriters may determine the remuneration, if any, payable to such other dealers or brokers, in which case the Underwriters will be responsible for paying the remuneration to such other dealers or brokers.

Each Underwriter, or other registered dealer or broker, will deliver to the Corporation a Subscription Agreement in respect of the Flow-Through Shares purchased by purchasers, executed by the Underwriter, or other registered dealer or broker, as agent for the purchasers.

7.                                                           (a)                           Delivery of Purchase Price, Underwriting Fee and Certificates

The Closing shall be completed at the Closing Time at the offices of the Corporation’s Counsel in Toronto, or at such other place in Toronto as the Underwriters and the Corporation may agree upon. At the Closing Time, the Corporation shall deliver to the Underwriters definitive certificates (unless the Corporation and the Underwriters agree to electronic settlement) representing the Common Shares and the Donated Shares, if any, being purchased at that time registered in such name or names as the Lead Underwriter may notify the Corporation in writing not less than two Business Days prior to the Closing Date (together with evidence of delivery of the Flow-Through Shares satisfactory to the Corporation and the Underwriters) against payment by the Underwriters to the Corporation, or as directed by the

Corporation, of the aggregate Issue Price for the Common Shares, net of the Underwriters’ Fee, plus the aggregate Issue Price for the Flow-Through Shares, in lawful money of Canada by wire transfer of immediately available funds, together with a receipt signed by the Lead Underwriter on behalf of itself and the other Underwriters for such certificates. In lieu of the Underwriters paying the aggregate Issue Price for the Flow-Through Shares, the Underwriters, if permitted by the Corporation, may arrange for the payment of such amount by the purchasers of Flow-Through Shares directly to the Corporation. The Corporation shall arrange for the payment or other satisfaction of the Underwriters’ Fee in respect of the Flow-Through Shares satisfactory to the Underwriters and the Underwriters shall contemporaneously deliver a receipt for the Underwriters’ Fee for the Common Shares and the Flow-Through Shares signed by the Lead Underwriter on behalf of itself and the other Underwriters. The Corporation acknowledges that payment by the Underwriters for the Donated Shares is being separately arranged by the Underwriters and no additional fee is payable by the Corporation to the Underwriters in connection with the resale of the Donated Shares.

(b)                    Closing of Purchase and Sale of Additional Securities

The closing of the purchase and sale of any Additional Securities shall be completed at 8:00 a.m. (Toronto time) or at such other time as may be agreed to by the Corporation and the Underwriters on such date, which may be the same as the Closing Date but shall in no event be earlier than the Closing Date, nor less than three nor more than five Business Days after the giving of the notice hereinafter referred to (provided that if such date is the same as the Closing Date, such notice may be given not less than two Business Days prior to such date) , as shall be specified in a written notice from the Underwriters to the Corporation of the Underwriters’ determination to purchase that number of Additional Securities specified in such notice. The time and date for such closing of the purchase and sale of any Additional Securities are referred to herein as the “Option Closing Time” and “Option Closing Date”, respectively. The closing of the purchase and sale of any Additional Securities shall be completed at the offices of the Corporation’s Counsel in Toronto, or at such other time and place as may be agreed upon in writing by the Corporation and the Underwriters.

At the Option Closing Time, the Corporation shall deliver to the Underwriters definitive certificates representing the Additional Securities being purchased at that time registered in such name or names as the Lead Underwriter may notify the Corporation in writing not less than two Business Days prior to the Option Closing Date against payment by the Underwriters to the Corporation, or as directed by the Corporation, of the aggregate Issue Price for such Additional Securities net of the Underwriters’ Fee in respect thereof, in lawful money of Canada by wire transfer of immediately available funds, together with a receipt signed by the Lead Underwriter on behalf of itself and the other Underwriters for such certificates. The Underwriters shall contemporaneously deliver a receipt for the Underwriters’ Fee signed by the Lead Underwriter on behalf of itself and the other Underwriters.

(c)                    Delivery of Certificates

The Corporation shall, prior to the Closing Date, make all necessary arrangements with the Transfer Agent and any other parties for the delivery at the Closing of the definitive certificates (unless the Corporation and the Underwriters agree to electronic settlement) representing the Common Shares and the Donated Shares, if any, in forms satisfactory to the Underwriters in such numbers and registered in such names as shall be designated by the

Underwriters not less than two Business Days prior to the Closing Date (together with evidence of delivery of the Flow-Through Shares satisfactory to the Corporation and the Underwriters).

The Corporation shall pay all fees and expenses payable to the Transfer Agent in connection with the preparation, issuance, delivery, certification and exchange of the Common Shares, the Flow-Through Shares and the Donated Shares contemplated by this section 7(c) and the fees and expenses payable to the Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Securities and the Donated Shares pursuant to the Offering.

8.                                                           Representations, Warranties and Covenants of the Corporation

The Corporation represents and warrants to, and covenants with, the Underwriters, acknowledging that the Underwriters are relying upon such representations, warranties and covenants in purchasing the Securities that:

(a)                    the Corporation (i) has been duly continued to and is validly existing under the laws of Canada and is up to date in all material regulatory filings; (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to issue and sell the Securities, to enter into this Agreement and to carry out the provisions of this Agreement;

(b)                   each of the Material Subsidiaries (i) has been duly incorporated and organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets and (ii) is current with all filings required to be made under its jurisdiction of incorporation and all other jurisdictions in which it exists or carries on any material business;

(c)                    the Corporation is the registered and beneficial owner of all of the issued and outstanding shares of the Material Subsidiaries and no other person has any right to acquire any issued or unissued shares or securities convertible or exercisable into shares of any such Material Subsidiary;

(d)                   other than the Material Subsidiaries, the Corporation has no other subsidiaries or equity interests in other persons which are engaged in active business or which possess any assets or liabilities which are material to the business, business prospects or condition (financial or otherwise) of the Corporation and the Material Subsidiaries, considered as a whole;

(e)                    the Corporation and each of the Material Subsidiaries are conducting their business in material compliance with all applicable laws, rules and regulations of each jurisdiction in which a material portion of their business is carried on and are duly licensed, registered or qualified in all jurisdictions in which they own, lease or operate their property or carry on business to enable their business to be carried on as now conducted and their property and assets to be owned, leased and operated and all such licences, registrations and qualifications are and will at the

Closing Time be valid, subsisting and in good standing, except in respect of matters which do not and will not result in any material adverse change to the business, business prospects or condition (financial or otherwise) of the Corporation and the Material Subsidiaries, considered as a whole, and except for the failure to be so qualified or the absence of any such license, registration or qualification which does not and will not have a Material Adverse Effect;

(f)                      except for the distribution of the assets and liabilities of LSG Holdings Corp. in contemplation of its voluntary dissolution, none of the Corporation or any of the Material Subsidiaries has committed an act of bankruptcy or is insolvent, has proposed a compromise or arrangement to its creditors generally, has had a petition or a receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any proceedings with respect to a compromise or arrangement, has taken any proceedings to have itself declared bankrupt or wound-up, has taken any proceedings to have a receiver appointed for any of its property or has had any execution or distress become enforceable or become levied upon any of its property;

(g)                   the authorized capital of the Corporation consists of an unlimited number of common shares, of which 351,440,526 common shares are issued and outstanding as at the date hereof;

(h)                   all Currently Issuable Shares of the Corporation are disclosed in Schedule “A”, and no person has any other agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities or warrants of the Corporation, except for Hochschild, which has waived any such rights applicable to the Offering;

(i)                       no securities commission, stock exchange or other regulatory authority has issued any order preventing or suspending the use of the Prospectus or trading in the common shares of the Corporation;

(j)                       the Corporation has all requisite corporate power and authority to undertake the Offering, to enter into this Agreement and to consummate the transactions contemplated hereby and thereby, and to duly observe and perform all of its covenants and obligations set out herein and therein;

(k)                    since December 31, 2009:

(i)                        there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation or any Material Subsidiary that has not been publicly disclosed;

(ii)                     there has not been any material change in the capital stock or long-term debt of the Corporation or any Material Subsidiary that has not been publicly disclosed;

(iii)                  there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the

Corporation or any Material Subsidiary that has not been publicly disclosed; and

(iv)                 except as has been publicly disclosed, the Corporation and the Material Subsidiaries have carried on their business in the ordinary course;

(l)                       the audited financial statements of the Corporation as at December 31, 2009 and unaudited financial statements of the Corporation for any subsequent periods which have been delivered by the Corporation to its securityholders or otherwise form part of or have been included in a document that forms part of the Corporation’s Information Record prior to the Closing Date were complete and accurate as at the respective dates thereof and presented fairly the financial condition of the Corporation and the Material Subsidiaries for the periods then ended;

(m)                 no Document Incorporated by Reference contained a misrepresentation as at its date of public dissemination;

(n)                   except as disclosed in the Preliminary Prospectus, there is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Corporation or any Material Subsidiaries) pending or, to the knowledge of the Corporation and its directors and officers, threatened against or affecting the Corporation (including any of its predecessor companies) or the Material Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which, if determined adversely to the Corporation, would in any way materially adversely affect the Corporation and the Material Subsidiaries considered as a whole or the condition (financial or otherwise) of the Corporation and the Material Subsidiaries considered as a whole or which questions the validity of the issuance of any of the Securities or any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement or any of the transactions contemplated hereby;

(o)                   neither the Corporation nor any of the Material Subsidiaries is in default or in breach of, and the execution and delivery of this Agreement by the Corporation, the performance and compliance with the terms of this Agreement and the sale of the Purchased Securities and the Additional Securities by the Corporation will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts, and no event has occurred which, after notice or lapse of time, or both, would constitute a default either directly or indirectly under (i) any Canadian federal or provincial statute, rule or regulation applicable to the Corporation including, without limitation, Canadian Securities Laws and the bylaws, rules and regulations of the TSX; (ii) the constating documents, articles or resolutions of the directors, shareholders or committees of the Corporation which are in effect at the date hereof; (iii) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Corporation or any Material Subsidiary is a party or by which it is bound; or (iv) any judgment, decree or order binding the Corporation or any Material Subsidiary or the property or assets of any of them; which conflict, breach, violation or default in any of the cases referred to in (i) to (iv) of this paragraph, or the consequences thereof, would alone or in the aggregate result in a Material Adverse Effect;

(p)                   the Corporation is a “reporting issuer” in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Québec, is not in default in any material respect under any Canadian Securities Laws applicable in such provinces and is in compliance, in all material respects, with the by-laws, rules, policies and regulations of the TSX. In particular, without limiting the foregoing, the Corporation is in compliance with its obligations to make timely disclosure of all material changes relating to it since December 31, 2009 (other than in respect of material change reports filed on a confidential basis and thereafter made public and material change reports filed on a confidential basis and in respect of which the material change never came to fruition) , no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed. The Corporation is qualified under National Instrument 44-101 — Short Form Prospectus Distributions to file a prospectus in the form of a short form prospectus;

(q)                   to the Corporation’s knowledge, the Corporation’s Auditors are independent public accountants as required by the Canadian Securities Laws;

(r)                      no portion of the Corporation’s Information Record contained a misrepresentation as at its date of public dissemination;

(s)                    there has never been any reportable event (within the meaning of NI 51-102) with the Corporation’s Auditors or any former auditor of the Corporation;

(t)                      the Corporation and the Material Subsidiaries have filed all federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith, and the Corporation has no knowledge of any tax deficiency which might be assessed against the Corporation or any such Material Subsidiary and which, if so assessed, might have a Material Adverse Effect;

(u)                   all mineral exploration and mining operations currently being conducted by the Corporation and its Material Subsidiaries are being conducted pursuant to all applicable environmental rules and regulations and in accordance with acceptable environmental practices;

(v)                   none of the Canada Revenue Agency or any foreign taxation authority has asserted or, to the best of the Corporation’s knowledge, threatened to assert any reassessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Corporation or any Material Subsidiary filed for any year which would have a Material Adverse Effect;

(w)                 policies of insurance in force as at the date hereof naming the Corporation as an insured adequately cover all risks reasonably and prudently foreseeable in the current operation and conduct of the business of the Corporation and the Material Subsidiaries which, having regard to the nature of such risk and the relative costs of obtaining insurance, it is reasonable to seek rather than to provide for self insurance;

(x)                     the common shares of the Corporation are listed and posted for trading on the TSX;

(y)                   the Corporation has, or will have at the Closing Time, obtained all consents, approvals, permits, authorizations or filings as may be required under Canadian Securities Laws and the by-laws, rules and regulations of the TSX necessary to the performance by the Corporation of its obligations under this Agreement;

(z)                     the proceeds of the offering of the Purchased Securities and the Additional Securities, net of the Underwriters’ Fee and other expenses of the Offering, will be used for the purposes set out in the Preliminary Prospectus under the heading “Use of Proceeds”;

(aa)              the Corporation will use its commercially reasonable efforts to ensure that the Common Shares, the Flow-Through Shares (that will become the Donated Shares) and, if any, the Additional Securities, remain listed and posted for trading on the TSX for a period of two years following the Closing;

(bb)            prior to the filing of the Final Prospectus and any Prospectus Amendment, the Corporation will allow the Underwriters to participate fully in the preparation of the Final Prospectus and any Prospectus Amendment and will allow the Underwriters to conduct all due diligence which they may reasonably require to conduct in order to fulfil their obligations and in order to enable them responsibly to execute the certificate required to be executed by them at the end of the Final Prospectus and any Prospectus Amendment;

(cc)              the Corporation will deliver from time to time without charge to the Underwriters as many copies of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment (collectively, the “Offering Documents”) as they may reasonably request for the purposes contemplated hereunder and contemplated by the Canadian Securities Laws and such delivery shall constitute the consent of the Corporation to the use of such documents in connection with the distribution of the Securities and the Donated Shares, subject to the provisions of the Canadian Securities Laws and the provisions of this Agreement;

(dd)            the Offering Documents will, at the respective dates of delivery thereof, contain full, true and plain disclosure of all material facts relating to each of the Offering, the Corporation and the securities offered by the Prospectus (provided that this representation is not intended to extend to information and statements in the Offering Documents furnished to the Corporation by or on behalf of the Underwriters specifically for use therein);

(ee)              none of the Offering Documents will contain a misrepresentation (provided that this representation is not intended to extend to information and statements in the Offering Documents furnished to the Corporation by or on behalf of the Underwriters specifically for use therein);

(ff)                  this Agreement has been, or will be by the Closing Time, duly authorized, executed and delivered by the Corporation and is or will be legally binding upon the Corporation and enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law. At the Closing Time and the Option Closing Time, as the case may be, all necessary corporate action (including without limitation obtaining approval of the board of directors of the Corporation) will have been taken by the Corporation to allot and authorize the issuance of the Common Shares, the Flow-Through Shares and the Additional Securities, and upon their issuance and receipt of payment therefor, such securities will be validly issued and outstanding as fully paid and non-assessable shares of the Corporation;

(gg)            the Preliminary Prospectus and the Final Prospectus will contain the disclosure required by Canadian Securities Laws and will accurately summarize, in all material respects, the attributes of the Securities;

(hh)            other than the Underwriters, there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or agency fee in connection with the Offering of the Securities;

(ii)                    the Corporation will promptly notify the Underwriters in writing if, prior to termination of the distribution of the Securities and the Donated Shares, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a material change or change in a material fact relating solely to the Underwriters) or any event or development involving a prospective material change or a change in a material fact in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control or management of the Corporation or any other change which is of such a nature as to result in, or could result in, a misrepresentation in the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment or could render any of the foregoing not in compliance with any of the Canadian Securities Laws;

(jj)                    in respect of any such actual, anticipated, contemplated, threatened or prospective change referred to in the first preceding paragraph, the Corporation will, to the reasonable satisfaction of the Underwriters, issue or file, as applicable, promptly and, in any event, within all applicable time limitation periods with the securities regulatory authorities in the Qualifying Jurisdictions, in the case of a material adverse change, a new or amended Preliminary Prospectus, and, in the case of a material change, a new or amended Final Prospectus or Prospectus Amendment, as the case may be, or press release and material change report as may be required under the Canadian Securities Laws and shall comply with all other applicable filing and other requirements under the Canadian Securities Laws including, without limitation, any requirements necessary to qualify the issuance and distribution of the Securities and, if applicable, to qualify for distribution the Donated Shares, and shall deliver to the Underwriters as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such new or amended Preliminary Prospectus, Final Prospectus or Prospectus Amendment. The Corporation shall not file any such new or amended disclosure documentation without first obtaining the approval of the form and content thereof by the Underwriters, which approval shall be promptly considered and not unreasonably withheld, and shall not issue or file, as applicable, any press release or material change report without giving the Underwriters a reasonable opportunity for review of the proposed forms; provided that the Corporation shall not be required to file a registration statement or either register or qualify the Securities or the Donated Shares for distribution outside of Canada;

(kk)              the Corporation will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact described in the preceding two paragraphs;

(ll)                    the minute books and corporate records of the Corporation and the Material Subsidiaries made or to be made available to counsel to the Underwriters, or its local agent counsel in connection with its due diligence investigation of the Corporation for the periods from their respective dates of incorporation or amalgamation, as the case may be, to the date of examination thereof are exact duplicates of the original minute books and records of the Corporation and such Material Subsidiaries and contain copies of all proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of the Corporation and such Material Subsidiaries and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committee of the board of directors of the Corporation or such Material Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other records other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation;

(mm)        the Corporation and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Corporation and its subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Corporation nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect;

(nn)            the Corporation or its subsidiaries, as applicable, has good and valid title to all real property owned or leased by the Corporation and each of its subsidiaries, free and clear of all mortgages, liens, security interests, claims, restrictions or encumbrances of any kind except: (a) as described in the Prospectus, or (b) where any defect in or absence of such title would not, singly or in the aggregate, result in a Material Adverse Effect;

(oo)            with respect to information set forth in the Prospectus: (a) information relating to the Corporation’s estimates of mineral reserves and mineral resources as at the date they were prepared has been reviewed and verified by the Corporation or independent consultants to the Corporation as being consistent with the Corporation’s mineral reserve and mineral resource estimates as at the date they were prepared, (b) the mineral reserve and mineral resource estimates have been prepared in accordance with NI 43-101 by or under the supervision of a qualified person, as defined in NI 43-101, (c) the methods used in estimating the Corporation’s mineral reserves and mineral resources are in accordance with NI 43-101 accepted mineral reserve and mineral resource estimation practices, and (d) the Corporation has duly filed in compliance with applicable Canadian Securities Laws all technical reports required by NI 43-101 and applicable Canadian Securities Laws and all such reports (as amended) comply with the requirements of NI 43-101;

(pp)            the Corporation or one of its subsidiaries holds freehold title, mining leases, mining claims, mining concessions or other conventional proprietary interests or rights recognized in the jurisdiction in which each material mining property described in the Prospectus is located, in respect of the minerals in such mining properties under valid, subsisting and enforceable title documents, contracts, leases, licenses of occupation, mining concessions, permits, or other recognized and enforceable instruments and documents, sufficient to permit the Corporation or one of its subsidiaries, as the case may be, to explore for, extract, exploit, remove, process or refine the minerals relating thereto, with only such exceptions as are described in the Prospectus or as would not have a Material Adverse Effect. In addition, the Corporation or one of its subsidiaries has all necessary surface rights, access rights and water rights, and all other presently required rights and interests granting the Corporation or one of its subsidiaries, as the case may be, the rights and ability to explore for, mine, extract, remove or process the minerals derived from each material mining property described in the Prospectus, all as referred to in the Prospectus, with only such exceptions as are described in the Prospectus or as do not have a Material Adverse Effect. Each of the aforementioned interests and rights is currently in good standing except as are described in the Prospectus or those interests and rights which, if not kept in good standing, would not have a Material Adverse Effect;

(qq)            other than the acquisition of West Timmins Mining Inc., for which the Corporation has filed a business acquisition report dated November 17, 2009 on SEDAR, the Corporation has not, since January 1, 2009, completed any acquisition that is a “significant acquisition” for the purpose of Part 8 of NI 51-102, nor is it proposing to complete any acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and that would be a “significant acquisition” for the purposes of Part 8 of NI 51-102 if completed as of the date of the Prospectus;

(rr)                  the Corporation’s most recent public pronouncements concerning its expectations for future financial results continue to be correct in all material respects;

(ss)              to the knowledge of the Corporation, none of the Corporation’s “insiders” (as defined in the Securities Act (Ontario)) has sold any securities issued by the Corporation or otherwise taken steps to reduce its, his or her financial exposure to the price or value of the common shares of the Corporation within the past 15 days;

(tt)                  the Corporation is a “principal-business corporation” as defined in subsection 66(15) of the ITA;

(uu)            but for any agreement to which the Corporation is not a party, upon issuance pursuant to the Offering, the Flow-Through Shares will be “flow-through shares” as defined in subsection 66(15) of the ITA and will not constitute “prescribed shares” for the purpose of regulation 6202.1 of the regulations to the ITA;

(vv)            the Corporation will incur during the Expenditure Period Qualifying Expenditures in such amounts that enables the Corporation to renounce to the subscribers of the Flow-Through Shares effective December 31, 2010 in accordance with the Subscription Agreements and the ITA, Qualifying Expenditures in an amount equal to the FTS Commitment Amount and in accordance with the Specified CEE/CDE Proportion;

(ww)        the Corporation will renounce, in accordance with the ITA and the Subscription Agreements, to the subscribers of the Flow-Through Shares effective December 31, 2010 Qualifying Expenditures in an amount equal to the FTS Commitment Amount and in accordance with the Specified CEE/CDE Proportion;

(xx)                all Qualifying Expenditures to be renounced to the subscribers of the Flow-Through Shares pursuant to the applicable Subscription Agreements will be Qualifying Expenditures incurred by the Corporation that, but for the renunciation to such purchasers, the Corporation would be entitled to deduct in computing its income for the purposes of Part I of the ITA;

(yy)            the Corporation will maintain its status as a “principal-business corporation” (as defined in subsection 66(15) of the ITA) at all relevant times such that all Qualifying Expenditures required to be renounced under the Subscription Agreements can be validly renounced pursuant to the ITA to subscribers of Flow-Through Shares;

(zz)                the Corporation will on a timely basis (i) file all forms required under the ITA necessary to effectively renounce Qualifying Expenditures equal to the FTS Commitment Amount and in accordance with the Specified CEE/CDE Proportion pursuant to Section 8(ww) above, and (ii) provide on a timely basis to the subscribers of the Flow-Through Shares all such forms and any other documentation required pursuant to the ITA or the Subscription Agreements;

(aaa)        the Corporation will not be subject to the provisions of subsection 66(12.67) of the ITA in a manner which impairs its ability to renounce Qualifying Expenditures as described in Section 8(ww) above;

(bbb)     in the event that the Corporation does not renounce to the subscribers of the Flow-Through Shares effective on or before December 31, 2010 Qualifying Expenditures in an amount equal to the FTS Commitment Amount and in accordance with the Specified CEE/CDE Proportion, the Corporation shall, in accordance with the provisions of the Subscription Agreements, indemnify each of the purchasers of the Flow-Through Shares as to, and pay in settlement thereof to each such subscriber, an amount equal to the amount of any tax payable under the ITA (or under any corresponding provincial legislation) by each such subscriber as a result of such failure by the Corporation;

(ccc)        the Corporation shall not reduce the amount of Qualifying Expenditures renounced to the subscribers of the Flow-Through Shares pursuant to subsections 66(12.6) and (12.62) of the ITA and, in the event the Minister of National Revenue reduces the amount renounced to the subscribers pursuant to subsection 66(12.73) of the ITA, the Corporation will, in accordance with the provisions of the Subscription Agreements, indemnify each subscriber of Flow-Through Shares as to, and pay in settlement thereof to each such subscriber, an amount equal to the amount of any tax payable under the ITA (or under any corresponding provincial legislation) by each such subscriber as a result of such reduction;

(ddd)     the Corporation will refrain from entering into transactions or taking deductions which would otherwise reduce its cumulative CEE and cumulative CDE to an extent that would preclude a renunciation of Qualifying Expenditures under the Subscription Agreements in an amount equal to the FTS Commitment Amount and in accordance with the Specified CEE/CDE Proportion as contemplated by Section 8(ww) above;

(eee)        the Corporation will deliver to each subscriber of Flow-Through Shares, not later than March 31, 2011, a statement setting forth the aggregate amounts of such Qualifying Expenditures renounced to the subscriber;

(fff)              the execution and delivery of, and the performance of the terms of, the Subscription Agreements by the Corporation, including the issue of the Flow-Through Shares, the incurring of Qualifying Expenditures and the renunciation of Qualifying Expenditures to the subscribers pursuant thereto, does not and will not constitute a breach of or default under the constating documents of the Corporation or any law, regulation, order or ruling applicable to the Corporation or any agreement, contract or indenture to which the Corporation is a party or by which it is bound;

(ggg)     the Corporation has not breached any flow-through share agreement to which it is or was a party and, in particular, the Corporation has not failed to incur and renounce expenses which it covenanted to incur and renounce nor has the Minister of National Revenue or the Corporation reduced pursuant to subsection 66(12.73) of the ITA any amount renounced by the Corporation;

(hhh)     the Corporation has no reason to believe that it will be unable to incur Qualifying Expenditures during the Expenditure Period in an amount at least equal to the FTS Commitment Amount and in accordance with the Specified CEE/CDE Proportion, that it will be unable to renounce to the subscribers of Flow-Through Shares effective on or before December 31, 2010, Qualifying Expenditures in an amount equal to the FTS Commitment Amount and in accordance with the Specified CEE/CDE Proportion, or that any such amount will be reduced by virtue of subsection 66(12.73) of the ITA;

(iii)                 if the Corporation is required under the ITA to reduce Qualifying Expenditures previously renounced to subscribers of Flow-Through Shares, the Corporation shall make such reduction pro rata by number of Flow-Through Shares issued or to be issued pursuant to Subscription Agreements of even date under this Offering provided that the Corporation shall not reduce Qualifying Expenditures renounced under the Subscription Agreements until it has first reduced to the extent possible expenditures renounced pursuant to flow-through share agreements entered into after the Closing Date;

The representations, warranties and covenants of the Corporation set out in the schedules to this Agreement are hereby incorporated herein by reference.

9.                                                           Conditions to the Purchase of Securities

(a)                    Closing Time

The obligation of the Underwriters to purchase the Purchased Securities and, if the Underwriters determine that Flow-Through Shares will be issued under the Offering, the obligation of subscribers of Flow-Through Shares to purchase the Flow-Through Shares, in each case on the Closing Date, shall be subject to the accuracy of the representations and warranties of the Corporation contained herein both as of the date hereof and as of the Closing Date, the performance by the Corporation of its obligations hereunder and the following additional conditions:

(i)                        the Underwriters shall have received at the Closing Time favourable legal opinions addressed to the Underwriters and (if necessary for purposes of the opinions of Underwriters’ Counsel) , the Underwriters’ Counsel, in form and substance satisfactory to the Underwriters’ Counsel, acting reasonably, dated the Closing Date from the Corporation’s Counsel, or local counsel, as appropriate, with respect to the following matters:

(A)                the Corporation is existing under the Canada Business Corporations Act and has all requisite corporate power and authority to carry on the activities of the Corporation as now carried on and contemplated by the Prospectus, to own its property and assets described in the Prospectus and to issue and sell the Securities to be issued and sold in the manner provided in this Agreement and to enter into this Agreement and to carry out its obligations hereunder;

(B)                  this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable in accordance with its terms except that: (i) no opinion need be expressed as to the enforcement of rights of indemnity and contribution hereunder; (ii) enforcement may be limited by applicable law and by bankruptcy, insolvency and other laws of general application affecting the enforcement of creditors’ rights; and (iii) equitable remedies, such as specific performance and injunction, may only be granted in the discretion of a court of competent jurisdiction;

(C)                  the execution and delivery of this Agreement by the Corporation, the fulfilment of the terms hereof by the Corporation and the issue and sale of the Securities do not conflict with the laws of the Province of Ontario or the federal laws of Canada applicable in the Province of Ontario or the terms, conditions or provisions of the certificate of articles or articles of the Corporation (whether after notice or lapse of time or both) or any resolutions of the Directors or Shareholders (but only with respect to resolutions of the Directors or Shareholders passed or adopted since March 5, 2009);

(D)                 subject to the qualifications set out therein, confirming the opinion statements in the Final Prospectus under the heading “Eligibility for Investment” with such opinion to be supported, if required, with respect to matters of fact, by the appropriate certificate of the Corporation executed on its behalf by a senior officer of the Corporation;

(E)                   the attributes of the Securities are consistent in all material respects with the description of the Securities in the Prospectus and the Securities, upon the Corporation receiving payments of the aggregate Issue Price, will be validly issued and outstanding as fully paid and non-assessable shares of the Corporation;

(F)                   the Securities have been approved for listing on the TSX subject only to such usual conditions and to the filing of usual documents in accordance with the requirements of the TSX;

(G)                  all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits, consents and authorizations of the appropriate regulatory authorities under applicable securities laws of the Qualifying Jurisdictions have been obtained by the Corporation under the laws of each Qualifying Jurisdiction to qualify the Securities for sale to the public in each of such Qualifying Jurisdictions through investment dealers, brokers or registrants properly registered under the applicable legislation of such Qualifying Jurisdictions who have complied with the relevant provisions of such applicable legislation;

(H)                 the form of definitive share certificate representing the Securities and the Donated Shares complies with all legal requirements of the Canada Business Corporations Act, the certificate of articles and articles of the Corporation and the resolutions of the Directors relating thereto;

(I)                      Computershare Investor Services Inc. at its offices in Toronto, Ontario is duly appointed as transfer agent and registrar for the common shares of the Corporation;

(J)                     the Corporation is a “principal-business corporation” within the meaning prescribed by subsection 66(15) of the ITA; and

(K)                 the Flow-Through Shares are “flow-through shares” as defined in subsection 66(15) and are not “prescribed shares” for the purposes of section 6202.1 of the regulations to the ITA;

and in providing such opinion, counsel may rely upon the opinions of other local counsel where they deem such reliance proper as to the laws other than those of Canada and the Province of Ontario and as to matters of fact, on certificates or letters of the Corporation’s officers, the Transfer Agent, the Corporation’s Auditors and public and stock exchange officials;

(ii)                     the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date from U.S. counsel to the Corporation in form and substance satisfactory to the Underwriters acting reasonably, to the effect that the offer and sale of the Shares to Qualified Institutional Buyers in the United States on the terms contemplated by this Agreement is exempt from the registration requirements of the U.S. Securities Act;

(iii)                  the Underwriters shall have received at the Closing Time a title opinion with respect to the Corporation’s material property interest;

(iv)                 the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date from the Underwriters’ Counsel with respect to transactions referred to in and contemplated by this Agreement, as the Underwriters may reasonably request; provided that the Underwriters’ Counsel shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of Canada and the Province of Ontario and as to matters of fact, on certificates of the Corporation’s officers, the Transfer Agent, the Corporation’s Auditors and public and stock exchange officials, and provided further that the Underwriters’ Counsel shall be entitled to rely upon the opinion of the Corporation’s Counsel or local counsel with respect to the matters in section 9(a)(i) of this Agreement;

(v)                    the Underwriters shall have received at the Closing Time a letter dated the Closing Date from the Corporation’s Auditors addressed to the Underwriters, the Corporation and the Directors, in form and substance satisfactory to the Underwriters, acting reasonably, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to section 4(a)(iv) of this Agreement with such changes as may be necessary to bring the information in such letter forward to within two Business Days of the Closing Date, which changes shall be acceptable to the Underwriters acting reasonably;

(vi)                 the Underwriters shall have received at the Closing Time certificates dated the Closing Date, signed by an appropriate officer of the Corporation addressed to the Underwriters and (if necessary for purposes of the opinions of Underwriters’ Counsel) the Underwriters’ Counsel with respect to the articles and by-laws of the Corporation, the authorizing resolutions relating to this Agreement, the Prospectus and the incumbency and specimen signatures of signing officers;

(vii)              the Underwriters shall have received at the Closing Time a certificate or certificates dated the Closing Date, and signed on behalf of the Corporation by two senior officers of the Corporation addressed to the Underwriters certifying for and on behalf of the Corporation, after having made due enquiry and after having carefully examined the Prospectus, that:

(A)                the Corporation has duly complied with all covenants and satisfied all the terms and conditions in this Agreement on its part to be performed or satisfied at or prior to the Closing Time;

(B)                  no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of the Securities, the Donated Shares (but only if the Donated Shares are being delivered to the Underwriters at the Closing Time) or any other securities of the Corporation in any of the Qualifying Jurisdictions has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending or, to the knowledge of such officers, are contemplated or threatened under any of the Canadian Securities Laws or by any other regulatory authority;

(C)                  since the respective dates as of which information is given in the Final Prospectus, as amended by any Prospectus Amendment, to the date of such certificate, there has been no material change (actual or anticipated) in any of the business, affairs, operations, assets and liabilities (contingent or otherwise) of the Corporation together with the Material Subsidiaries considered as a whole or in the capital of the Corporation, other than as disclosed in the Final Prospectus or any Prospectus Amendment, as the case may be;

(D)                 the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time on the Closing Date, with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(viii)           the Underwriters shall have received at the Closing Time a certificate from the Transfer Agent dated the Closing Date and signed by an authorized officer of the Transfer Agent, confirming the issued share capital of the Corporation;

(ix)                   if the Lead Underwriter on behalf of itself and the other Underwriters has determined that Flow-Through Shares will be issued under the Offering, the Corporation shall have accepted the duly and fully completed Subscription Agreements with the subscribers of Flow-Through Shares and, unless the Corporation reasonably believes it would be unlawful or contrary to Canadian Securities Laws to do so, have accepted each duly executed Subscription Agreement accompanied by the required subscription funds submitted to the Corporation as contemplated by the Offering and the Over-Allotment Option, if applicable;

(x)                      if the Lead Underwriter on behalf of itself and the other Underwriters has determined that Flow-Through Shares will be issued under the Offering, the Underwriters shall be satisfied in their sole discretion that an equivalent number of Donated Shares will be delivered to or at the direction of the Underwriters by or on behalf of the charitable organizations in a form satisfactory to the Underwriters, with such delivery to occur immediately following the delivery of the Flow-Through Shares to the purchasers thereof at the Closing Time and the donation of such Flow-Through Shares by such purchasers to charitable organizations immediately thereafter;

(xi)                   the Underwriters shall have received a letter, in form and substance satisfactory to the Underwriters, from each of the Corporation’s officers and directors agreeing not to sell, or agree to sell (or announce any intention to do so), any common shares or securities exchangeable or convertible into common shares of the Corporation for a period of 90 days from the Closing Date without the prior written consent of the Lead Underwriter on behalf of the Underwriters, which consent will not be unreasonably withheld; for greater certainty, references to “common shares” in such letters will include any flow-through common shares;

(xii)             all necessary approvals of the TSX and all other securities regulatory authorities having jurisdiction over the Corporation have been obtained and the Corporation shall have complied with the conditions of those approvals; provided that, notwithstanding the foregoing, in the event such approvals are not obtained in respect of the Flow-Through Shares, the obligation of the Underwriters to purchase the Purchased Securities shall remain in full force and effect subject to any conditions contained in this Agreement with respect to such purchase; and

(xiii)          the Underwriters shall have received such other instruments and closing documents as they may reasonably request within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such instruments and closing documents and, in any event, at least 48 hours prior to the Closing Time.

(b)                    Option Closing Time

The several obligations of the Underwriters to purchase the Additional Securities hereunder are subject to the delivery to the Underwriters on the Option Closing Date of a certificate dated the Option Closing Date substantially similar to the certificate referred to in section 9(a) (vii) and such other documents as they may reasonably request at least 48 hours prior to the Option Closing Time with respect to the good standing of the Corporation and other matters related to the issuance of the Additional Securities.

10.                                                    Termination Rights

(a)                    Material Change

If, prior to the Closing Time, there shall occur any material change or change in a material fact which, in the reasonable opinion of the Underwriters or any of them, would be expected to have a significant adverse effect on the market price or value of the Corporation’s securities, any of the Underwriters shall be entitled, at its option, to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time at or prior to the Closing Time.

(b)                    Regulatory Proceedings Out

If, prior to the Closing Time, any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is instituted, commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental authority, commission, board, bureau, agency or instrumentality including, without limitation, the TSX or any securities regulatory authority (other than any such inquiry, action, suit investigation or other proceeding or order relating solely to the Underwriters) or any law or regulation is enacted or proposed or changed that, in the reasonable opinion of the Underwriters or any of them, operates to prevent or restrict the distribution or trading of the Securities, any of the Underwriters shall be entitled, at its option, to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time at or prior to the Closing Time;

(c)                    Disaster Out

If there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any acts of terrorism or hostilities or escalation thereof or other calamity or crisis, or any law or regulation which, in the opinion of the Underwriters or any of them, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole, any of the Underwriters shall be entitled, at its option, to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time at or prior to the Closing Time.

(d)                    Conditions

The Corporation agrees that all material terms and conditions of this Agreement shall be construed as conditions and complied with so far as the same relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any of such conditions shall entitle any of the Underwriters, at its option, to terminate its obligations under this Agreement by notice to that effect given to the Corporation at the Closing Time unless otherwise expressly provided in this Agreement. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by all of the Underwriters.

(e)                    Exercise of Termination Rights

The rights of termination contained in sections 10(a), (b), (c) and (d) of this Agreement may be exercised by any or all of the Underwriters; and such rights of termination are in addition to any other rights or remedies that the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Underwriters to the Corporation or on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may arise after such termination under section 11, 12, 14 or 15 of this Agreement. A notice of termination given by an Underwriter under section 10(a), (b), (c) or (d) of this Agreement shall not be binding upon the other Underwriters.

11.                                                    (a)                           Indemnity

To the extent permitted by law, the Corporation agrees to protect, hold harmless and indemnify each of the Underwriters and each and every one of the Indemnified Persons from and against all Losses which any such Underwriter may be subject to or suffer or incur, whether under the provisions of any statute or otherwise, and which are caused or incurred by or arise directly or indirectly by reason of or in consequence of:

(i)                        any information or statement (except any information or statement relating solely to the Underwriters) contained in the Prospectus, in the U.S. Private Placement Memorandum or in any certificate of the Corporation delivered under this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(ii)                     any omission or alleged omission to state in the Prospectus, in the U.S. Private Placement Memorandum or any certificate of the Corporation delivered under this Agreement or pursuant to this Agreement any material fact or information (except facts or information relating solely to the Underwriters), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iii)                  any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission, or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission relating solely to the Underwriters) in the Prospectus or the U.S. Private Placement Memorandum or based upon any failure to comply with Canadian Securities Laws and applicable U.S. securities laws (other than any failure or alleged failure to comply by the Underwriters), preventing or restricting the trading in or the sale or distribution of the Securities or the Donated Shares in any of the Qualifying Jurisdictions;

(iv)                 any breach of a representation or warranty made in this Agreement by the Corporation or the failure of the Corporation to comply with any of its obligations hereunder in any material respect; or

(v)                    the Corporation not complying with any requirement of any Canadian Securities Laws or U.S. securities laws applicable to it in connection with the offering and sale of the Securities or the distribution of the Donated Shares, in each case, as contemplated hereby.

(b)                    Notification of Claims

If any matter or thing contemplated by this section 11 of this Agreement (any such matter or thing being referred to as a “Claim”) is asserted against any one or more of the Indemnified Persons, such Indemnified Person will notify the Corporation as soon as reasonably practicable in writing of the nature of such Claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Person, acting reasonably, that no settlement of any such Claim may be made by the Corporation or the Indemnified Person without the prior written consent of the other party and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement, such consent not to be unreasonably withheld.

(c)                    Retaining Counsel

In any such Claim, the Indemnified Person shall have the right to retain other counsel to act on his or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Person unless: (i) the Corporation on behalf of itself and the Indemnified Person shall have mutually agreed to the retention of other counsel, or (ii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Person on the one hand and the Corporation on the other hand and the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. Where more than one Indemnified Person is entitled to retain separate counsel in the circumstances described in this section 11(c) of this Agreement, all Indemnified Persons shall be represented by one separate legal counsel and the fees and disbursements of only one separate legal counsel for all Indemnified Persons shall be paid by the Corporation, unless (i) the Corporation and the Indemnified Persons have mutually agreed to retention of more than one legal counsel for the Indemnified Persons or (ii) the Indemnified Persons have or any one of them has been advised in writing by legal counsel thereto that representation of all of the Indemnified Persons by the same legal counsel would be inappropriate due to actual or potential differing interests among them. Notwithstanding the foregoing, the Corporation shall not be liable for any settlement of any Claim unless the Corporation has consented in writing to such settlement, such consent not to be unreasonably withheld.

12.                                                    (a)                           Contribution

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in section 11 of this Agreement would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation and the Underwriters, severally, shall contribute to the aggregate of all claims, expenses, costs and liabilities and all Losses of a nature contemplated in section 11 of this Agreement in such proportions so that the Underwriters are responsible for the portion represented by the percentage that the aggregate fee payable by the Corporation to the Underwriters pursuant to section 6 of this Agreement bears to the aggregate offering price of the Common Shares, the Flow-Through Shares and the Additional Securities and the Corporation is responsible for the balance, whether or not they have been sued together or sued separately. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of such aggregate fee or any portion of such fee actually received. However, no party who has engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person or company who has not engaged in such fraud, fraudulent misrepresentation or gross negligence.

(b)                    Right of Contribution in Addition to Other Rights

The rights to contribution provided in this section 12 shall be in addition to and not in derogation of any other right to contribution which the Underwriters or the Corporation may have by statute or otherwise at law.

(c)                    Calculation of Contribution

In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

(i)                        the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in section 12(a) of this Agreement; and

(ii)                     the amount of the aggregate fee actually received by the Underwriters from the Corporation under this Agreement.

(d)                    Notice

If any of the Underwriters has reason to believe that a claim for contribution may arise, it shall give the Corporation notice of such claim in writing, as soon as reasonably practicable, but failure to notify the Corporation shall not relieve the Corporation of any obligation which it may have to the Underwriters under this section except to the extent by which the Corporation is prejudiced by such failure.

If the Corporation has reason to believe that a claim for contribution may arise, it shall give the Underwriters notice of such claim in writing, as soon as reasonably practicable, but failure to notify the Underwriters shall not relieve any Underwriter of any obligation which it may have to the Corporation under this section except to the extent by which such Underwriters is prejudiced by such failure.

(e)                    Right of Contribution in Favour of Others

With respect to section 11 of this Agreement and this section 12, the Corporation acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents and trustees for each Indemnified Person.

13.                                                    Severability

If any provision of this Agreement shall be adjudged by a competent authority to be invalid or for any reason unenforceable in whole or in part, such invalidity or unenforceability shall not affect the validity, enforceability or operation of any other provision of this Agreement and such void or unenforeceable provision shall be severable from this Agreement.

14.                                                    Expenses

Except as set forth in this Agreement, whether or not the sale of the Securities shall be completed, all expenses of or incidental to all matters in connection with the transactions set out in this Agreement shall be borne by the Corporation directly, including, without limitation, (i) expenses payable in connection with the qualification of the Securities and the Donated Shares for distribution; (ii) all costs incurred in connection with the preparation, translation, printing and filing of the Prospectus, (iii) all costs of the certificates representing the Securities and the Donated Shares, (iv) all costs incurred to list the Securities (including the Flow-Through Shares that will become Donated Shares) on the TSX, (v) all fees and disbursements of the Corporation’s Auditors and the Corporation’s Counsel and all other local counsel to the Corporation, (iv) all fees and disbursements of the Corporation’s transfer agent and registrar.

The fees and disbursements of the Underwriters’ Counsel and the Underwriters’ “out-of-pocket” expenses (other than those referred to above) shall be borne by the Underwriters except that the Underwriters will be reimbursed by the Company for any and all expenses reasonably incurred by the Underwriters if the Offering is not completed, other than by reason of a default by the Underwriters. Except as provided in the immediately foregoing sentence, the Underwriters shall not be responsible or liable for any other expenses.

15.                                                    (a)                           Obligation of Underwriters to Purchase

The obligation of the Underwriters to purchase the Purchased Securities shall be several and not joint and several and shall be limited as regards each Underwriter to the percentage of the Purchased Securities set out opposite the name of such Underwriter below:

BMO Nesbitt Burns Inc.	40%
Wellington West Capital Markets Inc.	20%
National Bank Financial Inc.	10%
RBC Dominion Securities Inc.	10%
TD Securities Inc.	10%
Scotia Capital Inc.	5%
Canaccord Genuity Corp.	2.5%
Raymond James Ltd.	2.5%
100%

Each Underwriter shall have no obligation to purchase any of the Flow-Through Shares to be offered by it as allocated above, and shall only be obligated to purchase Purchased Securities in the form of Common Shares.

Subject to section 15(b) of this Agreement, if any Underwriter fails to purchase its applicable percentage of Purchased Securities (the “Defaulted Securities”) at the Closing Time the remaining Underwriters shall have the right, but shall not be obligated, to purchase such Purchased Securities, and if more than one of the remaining Underwriters exercises such right, each of the Underwriters that does so shall be entitled to purchase that percentage of the unpurchased Purchased Securities that is equal to the percentage determined by dividing the number of Purchased Securities purchased by that Underwriter by the total number of Purchased Securities purchased. In the event that such right is not exercised and the number of Defaulted Securities is 5% or greater than 5% of the Purchased Securities, the Underwriters which are not in default shall be relieved of all obligations to the Corporation. In the event that such right is not exercised and the number of Defaulted Securities is less than 5% of the Purchased Securities, the Underwriters which are not in default shall be obligated, severally and not jointly, to purchase on a pro rata basis or in such other proportions as the non-defaulting Underwriters may agree, all of the percentage of the Purchased Securities which would otherwise have been purchased by such Underwriter which is in default, provided that the non-defaulting Underwriters shall have the right to postpone the Closing Time for such period, not exceeding three Business Days, as they shall determine and notify the Corporation in order that the required changes, if any, to the Prospectus or to any other documents or other arrangements may be effected. Nothing in this section shall relieve from liability to the Corporation the Underwriter which shall be so in default. In the event of a termination by the Corporation of its obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may arise under sections 11, 12 and 14 of this Agreement. Nothing in this Agreement shall obligate a U.S. broker-dealer affiliate of any of the Underwriters to purchase Securities. Any U.S. broker-dealer that makes offers and sales of the Securities or Donated Shares to U.S. persons will do so only as an agent for an Underwriter.

(b)                    Rights to Purchase of the Other Underwriters

If any of the Underwriters shall exercise its right of termination under section 10 of this Agreement, the remaining Underwriters shall have the right, but shall not be obligated, to offer or purchase all of the Purchased Securities which would otherwise have been purchased by such Underwriter which has so exercised its right of termination and if more than one of the remaining Underwriters exercises such right, each of the Underwriters that does so shall be entitled to purchase that percentage of the unpurchased Purchased Securities that is equal to the percentage determined by dividing the number of Purchased Securities purchased by that Underwriter by the total number of Purchased Securities purchased.

(c)                    Corporation Not Obliged to Sell Less than All

Nothing in this section 15 of this Agreement shall oblige the Corporation to sell to the Underwriters less than all of the Purchased Securities.

16.                                                    Concurrent Offerings

The Corporation shall not, directly or indirectly, issue any common shares or securities or other financial instruments convertible into or having the right to acquire common shares (other than pursuant to rights or obligations under securities or instruments outstanding) or enter into any agreement or arrangement under which the Corporation transfers to another, in whole or in part, any of the economic consequences of ownership of common shares, whether that agreement or arrangement may be settled by the delivery of common shares or other securities, or agree to become bound to do so, or disclose to the public any intention to do so, for a period ending 90 days following the Closing Date without the prior written consent of the Lead Underwriter on behalf of the Underwriters, which consent will not be unreasonably withheld. For greater certainty, references to “common shares” in this section 16 include any flow-through common shares.

17.                                                    Survival of Representations and Warranties

The representations, warranties, obligations and agreement of the Corporation contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with purchase and sale of the Securities shall survive the purchase of the Securities and shall continue in full force and effect unaffected by any subsequent disposition of the Securities by the Underwriters or the termination of the Underwriters’ obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Prospectus or the distribution of the Securities.

18.                                                    Time of the Essence

Time shall be of the essence of this Agreement.

19.                                                    Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

20.                                                    Funds

All funds referred to in this Agreement shall be in Canadian dollars unless otherwise stated herein.

21.                                                    Notice

Unless herein otherwise expressly provided, any notice, request, direction, consent, waiver, extension, agreement or other communication that is required to or may be given or made hereunder shall be in writing and either personally delivered to a responsible officer of the addressee or sent by telecopy to:

If to the Corporation, addressed and sent to:

Lake Shore Gold Corp.

181 University Avenue, Suite 2000

Toronto, Ontario

M5H 3M7

Attention: Anthony Makuch

Fax No.: 416-703-7764

If to the Corporation with a copy (for informational purposes only and not constituting formal notice) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza

40 King Street West

Toronto, Ontario

M5H 3C2

Attention: Jay Goldman

Fax No.: 416-644-9337

If to BMO Nesbitt Burns Inc., addressed and sent to:

BMO Nesbitt Burns Inc.

1 First Canadian Place, 4th Floor

P.O. Box 150

Toronto, Ontario

M5X 1H3

Attention: Jason Neal

Fax No. 416-359-4459

If to Wellington West Capital Markets Inc., addressed and sent to:

Wellington West Capital Markets Inc.

145 King Street West, Suite 700

Toronto, Ontario

M5H 1J8

Attention: William Washington

Fax No.: 416-642-1910

If to National Bank Financial Inc., addressed and sent to:

National Bank Financial Inc.

130 King Street West, Suite 3100

Toronto, Ontario

M5H 3T9

Attention: Steven Farber

Fax No.: 416-869-8013

If to RBC Dominion Securities Inc., addressed and sent to:

RBC Dominion Securities Inc.

Royal Bank Plaza, South Tower

200 Bay Street, 4th Floor

P.O. Box 50

Toronto, Ontario

M5J 2W7

Attention: Timothy Loftsgard

Fax No.: 416-842-7527

If to TD Securities Inc., addressed and sent to:

TD Securities Inc.

66 Wellington Street West, 9th Floor

Toronto, Ontario

M5K 1A2

Attention: Jose Luis Martinez

Fax No.: 416-983-1752

If to Scotia Capital Inc., addressed and sent to:

Scotia Capital Inc.

Scotia Plaza, 66th Floor

40 King Street West

Toronto, Ontario

M5W 2X6

Attention: Vineet Gupta

Fax No.: 416-863-7117

If to Canaccord Genuity Corp., addressed and sent to:

Canaccord Genuity Corp.

161 Bay Street, Suite 3000

P.O. Box 516

Toronto, Ontario

M5J 2S1

Attention: Craig Warren

Fax No.: 416-869-3876

If to Raymond James Ltd., addressed and sent to:

Raymond James Ltd.

Scotia Plaza, 54th Floor

40 King Street West

Toronto, Ontario

M5H 3Y2

Attention: John Willett

Fax No.: 416-777-7114

If to any Underwriter, with a copy (for informational purposes only and not constituting formal notice) to:

Osler, Hoskin & Harcourt LLP

1 First Canadian Place

100 King Street West, Suite 6100

Toronto, Ontario

M5X 1B8

Attention: Desmond Lee

Fax No.: 416-862-6666

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the Business Day sent if transmitted prior to 2:00 p.m. (Toronto time) on that day or the next Business Day following the day on which it is sent if transmitted on a day other than a Business Day or after 2:00 p.m. (Toronto time) on a Business Day.

22.                                                    Authority of the Lead Underwriter

The Lead Underwriter is hereby authorized by each of the other Underwriters to act on its behalf and the Corporation shall be entitled to and shall act on any notice given in accordance with section 21 or agreement entered into by or on behalf of the Underwriters by the Lead Underwriter which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to section 11(b) which consent shall be given by the Indemnified Person, a notice of termination pursuant to section 10 which notice may be given (subject to section 10(e) ) by any of the Underwriters, or any waiver pursuant to section 10(d) , which waiver must be signed by all of the Underwriters. The Lead Underwriter shall consult with the other Underwriters concerning any matter in respect of which it acts as a representative of the Underwriters.

23.                                                    Counterparts

This Agreement may be executed by any one or more of the parties to this Agreement by facsimile or in any number of counterparts, each of which shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

24.                                                    Schedules

The Schedules hereto form an integral part of this Agreement.

25.                                                    Entire Agreement

This Agreement shall constitute the entire agreement between the parties with respect to the subject matter of this Agreement and shall not be changed, modified or rescinded, except in writing signed by the parties. The provisions of this Agreement supersede all contemporaneous oral agreements and all prior oral and written quotations, communications, agreements and understandings of the parties with respect to the subject matter of this Agreement.

[The remainder of this page is intentionally left blank.]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to BMO Nesbitt Burns Inc. upon which this letter as so accepted shall constitute an agreement among us.

BMO NESBITT BURNS INC.

Per:	“Jason Neal”
Jason Neal
Managing Director

WELLINGTON WEST CAPITAL MARKETS INC.

Per:	“William Washington”
William Washington
Managing Director

NATIONAL BANK FINANCIAL INC.

Per:	“Steven Farber”
Steven Farber
Managing Director

RBC DOMINION SECURITIES INC.

Per:	“Timothy Loftsgard”
Timothy Loftsgard
Director

TD SECURITIES INC.

Per:	“Jose Luis Martinez”
Jose Luis Martinez
Vice President and Director

SCOTIA CAPITAL INC.

Per:	“Vineet Gupta”
Vineet Gupta
Director

CANACCORD GENUITY CORP.

Per:	“Craig Warren”
Craig Warren
Managing Director

RAYMOND JAMES LTD.

Per:	“John Willett”
John Willett
Managing Director

The foregoing is accepted and agreed to as of the date first above written.

LAKE SHORE GOLD CORP.

Per:	“Anthony Makuch”
Anthony Makuch
President and Chief Executive Officer

Per:	“Mario Stifano”
Mario Stifano
Chief Financial Officer

SCHEDULE A

Currently Issued Shares

Options

Expiry Date	Weighted Average Strike Price ($)	Outstanding Options
11/9/2010	1.35	5,000
12/21/2010	2.09	200,000
1/5/2011	2.28	5,000
4/16/2011	2.00	25,000
11/23/2011	1.75	50,000
11/24/2011	1.75	302,500
2/13/2012	1.94	200,000
11/20/2012	1.96	468,334
2/12/2013	1.79	75,000
1/2/2013	1.73	1,152,300
3/13/2013	1.81	119,600
3/31/2013	1.73	150,000
4/14/2013	1.71	239,000
5/5/2013	1.63	150,000
5/15/2013	1.60	50,000
5/25/2013	1.60	50,000
5/26/2013	1.62	30,000
5/29/2013	1.61	67,600
8/8/2013	1.27	50,000
8/11/2013	1.28	300,000
9/5/2013	1.2691	53,334
9/29/2013	1.27	50,000
10/20/2013	0.88	90,000
10/23/2013	0.86	33,334
10/15/2013	0.89	375,000
10/27/2013	0.84	120,000
11/5/2013	0.79	40,000
12/1/2013	0.74	50,000
11/6/2013	0.80	1,726,700
3/11/2014	1.33	60,000
5/21/2014	1.714	105,000
1/26/2014	1.33	45,000
10/25/2014	3.25	45,000
8/28/2010	0.41	36,500
11/5/2010	1.5044	345,852

Options

Expiry Date	Weighted Average Strike Price ($)	Outstanding Options
1/4/2011	0.75	109,500
9/21/2011	0.55	474,500
3/5/2012	0.86	50,000
1/7/2014	0.82	244,000
6/24/2014	2.12	456,250
11/9/2014	3.85	15,000
11/17/2014	4.13	2,324,500
11/30/2014	4.06	90,000
12/13/2014	3.74	300,000
1/10/2015	4.05	60,000
5/2/2015	3.19	18,000
6/14/2015	3.13	453,000
6/27/2015	3.13	15,000
6/30/2015	3.15	411,000
		11,885,804

Warrants

Expiry Date	Exercise Price ($)	Outstanding Warrants
12/04/2010	1.30	1,823,737
09/17/2011	3.70	438,000
09/17/2011	4.75	75,000
		2,336,737

A-2

SCHEDULE B

United States Offers And Sales

1.                          Capitalized terms used in this Schedule “B” and not defined in this Schedule “B” shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Securities or the Donated Shares;

“Foreign Issuer” means a “foreign issuer” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a national of any country other than the United States, or a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communication published on the Internet or in any newspaper, magazine or similar media or broadcast over television or radio, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any manner involving a public offering within the meaning of section 4(2) of the U.S. Securities Act;

“Off-Shore Transaction” means “off-shore transaction” as defined in Regulation S;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as that term is defined in Rule 144A (a) (i) ;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Rule 144A” means Rule 144A under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Selling Firms” means the Underwriters together with other investment dealers and brokers which participate in the offer and sale of Securities and Donated Shares under the terms of this agreement, including this Schedule “B”;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliates” means the Underwriters’ respective United States broker dealer affiliates;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder;

“U.S. Private Placement Memorandum” means the private placement offering memorandum for the offering of the Shares in the United States;

“U.S. Person” means a “U.S. Person” as that term is defined in Regulation S; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder.

2.                          The Corporation represents, warrants and covenants to the Underwriters and the U.S. Affiliates that, as of the date hereof and the Closing Time:

(a)                    the Corporation is a Foreign Issuer, and there is no Substantial U.S. Market Interest with respect to any class of the Corporation’s securities;

(b)                   none of the Corporation, its affiliates (as defined in Rule 405 under the U.S. Securities Act) nor any person acting on its or their behalf (except for the Underwriters, their respective U.S. Affiliate and any person acting on their behalf, as to whom no representations are made) (i) has engaged or will engage in any Directed Selling Efforts with respect to the Securities or Donated Shares, (ii) has taken any action that would cause the exemption afforded by Rule 144A to be unavailable for offers and sales of Shares in the United States in accordance with this Schedule “B”, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Securities or Donated Shares in Off-Shore Transactions outside the U.S. in accordance with the Underwriting Agreement, or (iii) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Shares in the United States or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(c)                    neither the Securities nor the Donated Shares are securities of an open-end investment company, a unit investment trust or a face-amount certificate company

2

registered or required to be registered under the United States Investment Company Act of 1940, as amended;

(d)                   the Shares satisfy the requirements set forth in Rule 144A(d) (3) under the U.S. Securities Act;

(e)                    so long as any Shares which have been sold in the United States in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a) (3) under the U.S. Securities Act, and if the Corporation is neither exempt from reporting pursuant to Rule 12g3-2(b) of the U.S. Exchange Act nor subject to and in compliance with Section 13 or 15(d) of the U.S. Exchange Act, the Corporation will furnish to any holder of the Shares which have been sold in the United States in reliance upon Rule 144A and any prospective purchaser of the Shares designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d) (4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Shares to effect resales under Rule 144A) to a Qualified Institutional Buyer which is a holder of the restricted securities;

(f)                      except with respect to the offer and sale of the Securities offered hereby, the Corporation has not, within six months before the commencement of the offer and sale of the Securities, and will not within six months after the Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Securities and would cause the exclusion from registration set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Shares; and

(g)                   except with respect to offers and resales to Qualified Institutional Buyers in reliance on an exemption from registration available under Rule 144A, neither the Corporation, nor any of its affiliates, nor any person acting on their behalf has made or will make (i) any offer to sell, or any solicitation of an offer to buy, any Securities or Donated Shares to or, or for the benefit or account of a person in the United States, or (ii) any sale of the Securities or the Donated Shares unless, at the time the buy order was or will have been originated, the purchaser is outside the United States or the Corporation, its affiliates an any person acting on their behalf reasonably believe that the purchaser is outside the United States.

(h)                   the Corporation is not, and after giving effect to the offer and sale of the Securities and the application of the proceeds as described in the Prospectus, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(i)                       at the date hereof and as of the Closing Time, the Securities are not and will not be (i) part of a class listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, (ii) quoted in a “U.S. automated inter-dealer quotation system” (within the meaning of Rule 144A) , or (iii) convertible, exchangeable or exercisable at an effective conversion premium or effective exercise premium (calculated as specified in paragraph (a) (6) or (a) (7), as

3

applicable, of Rule 144A under the U.S. Securities Act) of less than ten percent for securities so listed or quoted.

3.                          Each of the Underwriters represents and warrants to the Corporation that, as of the date hereof and the Closing Time:

(a)                    it acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may not be offered or sold within the United States, or for the benefit or account of any person in the United States, except pursuant to transactions exempt from or not subject to the registration requirements under the U.S. Securities Act and exemptions from registration under applicable state securities laws. It has offered and sold, and will offer and sell or resell the Securities and the Donated Shares forming part of its allotment only (a) in an Offshore Transaction in accordance with Rule 903 of Regulation S or (b) as provided in paragraphs 3(b) through 3(k) below. Accordingly, neither it, its U.S. Affiliates nor any persons acting on its or their behalf, has made or will make (except as permitted in paragraphs 3(b) through 3(k) below) : (i) any offer to sell or any solicitation of an offer to buy, any Securities or Donated Shares to, or for the benefit or account of, any person in the United States; (ii) any sale of Securities or Donated Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or it, its U.S. Affiliate or persons acting on their behalf reasonably believed that such purchaser was outside the United States; or (iii) any Directed Selling Efforts in the United States with respect to the Shares;

(b)                   it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities and the Donated Shares, except with its U.S. registered broker-dealer affiliates, any U.S. Affiliate of any Selling Firms or with the prior written consent of the Corporation. It shall require each Selling Firm and its U.S. Affiliates to agree, for the benefit of the Corporation, to be bound by and to comply with, and shall use its best efforts to ensure that each Selling Firm and its U.S. Affiliates complies with, the provisions of this Schedule “B” as if such provisions applied to such Selling Firm or affiliate;

(c)                    all offers and sales of the Shares in the United States will be effected only by its U.S. Affiliates, and in all cases in compliance with all applicable United States federal and state laws relating to the registration and conduct of securities brokers and dealers and all applicable state securities laws;

(d)                   each of its U.S. Affiliates is an SEC registered broker-dealer;

(e)                    it and its affiliates have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, Securities or Donated Shares in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(f)                      immediately prior to soliciting any offerees in the United States, the Underwriter, its affiliates and any person acting on its or their behalf had reasonable grounds to

4

believe and did believe that each offeree was a Qualified Institutional Buyer, and at the time of completion of each sale to a person in the United States, the Underwriter, its affiliates, and any person acting on its or their behalf will have reasonable ground to believe and will believe, that each purchaser purchasing the Shares from such Underwriter or its U.S. Affiliate is a Qualified Institutional Buyer;

(g)                   prior to completion of any sale of Shares in the United States, each U.S. purchaser thereof will be required to acknowledge receipt of the U.S. Private Placement Memorandum;

(h)                   each offeree of Shares that is in the United States shall be provided with a copy of the U.S. Private Placement Memorandum and each purchaser of Shares that is in the United States shall be provided, prior to time of purchase of any Shares, with a copy of the final U.S. Private Placement Memorandum;

(i)                       at least one Business Day prior to the time of delivery, the Corporation and its transfer agent will be provided with a list of all purchasers of the Shares in the United States;

(j)                       at the Closing, each Underwriter (together with its U.S. Affiliates) that participated in the offer of Shares in the United States, will provide a certificate, substantially in the form of Appendix II to this Schedule “B”, relating to the manner of the offer and sale of the Shares in the United States;

(k)                    it will inform, and will cause its U.S. Affiliates to inform, all purchasers of the Shares in the United States by delivery of the U.S. Private Placement Memorandum that such securities have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance upon an exemption from such registration.

5

APPENDIX II
TO SCHEDULE “B”

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of Units of Lake Shore Gold Corp. (the “Corporation”) pursuant to the underwriting agreement dated August 24, 2010, between the Corporation and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned, does hereby certify as follows:

(a)                    each U.S. Affiliate is a duly registered broker or dealer with the United States Securities and Exchange Commission, and is a member of and in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof and on the date of each offer and sale of Shares made by it, and all offers and sales of the Shares in the United States have been and will be effected by the U.S. Affiliates in accordance with all U.S. broker-dealer requirements;

(b)                   each offeree of Shares in the United States was provided with a copy of the U.S. Private Placement Memorandum, including the Prospectus, (the “Offering Documents”) for the offering of the Shares in the United States, and we and our U.S. Affiliates have not used and will not use any written material other than the Offering Documents;

(c)                    immediately prior to our transmitting the U.S. Private Placement Memorandum to the offerees, we had reasonable grounds to believe, and did believe, that each offeree was a Qualified Institutional Buyer, and on the date hereof we continue to believe that each purchaser of the Shares purchasing from us through our U.S. Affiliates is a Qualified Institutional Buyer;

(d)                   no form of General Solicitation, General Advertising or Directed Selling Efforts was used by us or our U.S. Affiliates including, without limitation, advertisements, articles, notices or other communications published on the Internet or in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States; and

(e)                    the offering of the Shares in the United States has been conducted by us and our U.S. Affiliates in accordance with the Underwriting Agreement, including Schedule “B” thereto.

Capitalized terms used in this certificate and not defined in this certificate have the meanings ascribed thereto in the Underwriting Agreement (including the Schedule “B” thereto).

DATED the          day of                     , 2010.

BMO CAPITAL MARKETS CORP.

By:
Name:
Title:

WELLINGTON WEST CAPITAL MARKETS (USA) INC.

By:
Name:
Title:

NATIONAL BANK OF CANADA FINANCIAL INC.

By:
Name:
Title:

RBC CAPITAL MARKETS CORPORATION

By:
Name:
Title:

B-II2

TD SECURITIES USA LLC

By:
Name:
Title:

SCOTIA CAPITAL (USA) INC.

By:
Name:
Title:

CANACCORD GENUITY INC.

By:
Name:
Title:

RAYMOND JAMES (USA) LTD.

By:
Name:
Title:

B-II3

SCHEDULE “C”

SUBSCRIPTION AND RENUNCIATION AGREEMENT

FOR FLOW-THROUGH SHARES

TO:             LAKE SHORE GOLD CORP. (the “Corporation”)

1.                          Each of those persons listed on Schedule “A” attached hereto (the “Subscribers”) and in the respective numbers set out thereon, by •, as their duly authorized agent (the “Agent”) hereby subscribes for common shares in the capital of the Corporation (“Shares”) to be issued as “flow-through shares” (as defined in the ITA, as defined below) by the Corporation for an aggregate consideration of $                  , representing a subscription price of $4.20 per Share, upon the terms and subject to the conditions set forth in the agreement constituted by the acceptance thereof (the “Subscription Agreement”) and as described in the final prospectus (the “Prospectus”) of the Corporation dated September 2, 2010. The Agent shall tender payment on behalf of the Subscribers, or alternatively, if permitted by the Corporation, the Subscribers shall tender payment directly to the Corporation, of the aggregate subscription price for                    Shares in the sum of $                   on the Closing Date (as defined herein) , such amount forming a portion of the aggregate proceeds payable to the Corporation on the Closing Date pursuant to an underwriting agreement among the Corporation, BMO Nesbitt Burns Inc., Wellington West Capital Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc., Canaccord Genuity Corp. and Raymond James Ltd. dated August 24, 2010 (the “Underwriting Agreement”).

2.                          In this Subscription Agreement:

(a)                    “Canadian Development Expense” or “CDE” means expenses described in the definition of “Canadian development expense” in subsection 66.2(5) of the ITA, excluding amounts which are prescribed to constitute “Canadian exploration and development overhead expense” under the ITA, the amount of any assistance described in paragraph 66(12.62)(a) of the ITA and any expense described in paragraph 66(12.62)(b.1) of the ITA;

(b)                   “Canadian Exploration Expense” or “CEE” means expenses described in paragraph (f) of the definition of “Canadian exploration expense” in subsection 66.1(6) of the ITA, excluding amounts which are prescribed to constitute “Canadian exploration and development overhead expense” under the ITA, the amount of any assistance described in paragraph 66(12.6)(a) of the ITA and any expense described in paragraph 66(12.6)(b.1) of the ITA;

(c)                    “Closing Date” means September 10, 2010 or such other date as the parties to the Underwriting Agreement may mutually agree upon in writing, provided that in no event shall the closing of the Shares occur later than •, 2010;

(d)                   “Closing Time” means such time on the Closing Date that the sale of the Shares is completed;

(e)                    “Commitment Amount” means an amount equal to $4.20 multiplied by the number of Shares subscribed and paid for pursuant to this Subscription Agreement;

(f)                      “CRA” means the Canada Revenue Agency and any equivalent provincial taxation authority;

(g)                   “Expenditure Period” means the period commencing on the date of acceptance of this Subscription Agreement and ending on the earlier of:

(i)                        the date on which the Commitment Amount has been fully expended in accordance with the terms hereof; and

(ii)                     December 31, 2011;

(h)                   “ITA” means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

(i)                       “principal-business corporation” means a principal-business corporation as defined in subsection 66(15) of the ITA;

(j)                       “Qualifying Expenditures” means expenses that are CEE or CDE on the date that they are incurred; and

(k)                    “Specified CEE/CDE Proportion” means an amount of CEE equal to 80% of the Commitment Amount and an amount of CDE equal to 20% of the Commitment Amount.

3.                          Each Subscriber represents, warrants and covenants to the Corporation and the Agent (and acknowledges that the Corporation and the Agent are relying thereon) that:

(a)                    neither the Subscriber nor any beneficial purchaser for whom it is acting is a non-resident of Canada for purposes of the ITA;

(b)                   the Subscriber, and any beneficial purchaser for whom it is acting, and if the Subscriber is a partnership, its members, deal, and at all relevant times will continue to deal, at arm’s length with the Corporation for the purposes of the ITA;

(c)                    the Subscriber has not entered into and will not enter into any agreement or arrangement which will cause the Shares to become “prescribed shares” for the purposes of the ITA, however, this section 3(c) shall not apply to the entering into of this Subscription Agreement;

(d)                   if an individual, the Subscriber is of the full age of majority and is otherwise legally competent to enter into this Subscription Agreement and take all action pursuant hereto;

(e)                    if a corporation, the Subscriber is a valid and subsisting corporation, it has the necessary corporate capacity and authority to enter into this Subscription Agreement and to observe and perform its covenants and obligations hereunder and it has taken all necessary corporate action in respect thereof, or, if it is a partnership, syndicate or other form of unincorporated organization, it has the necessary legal capacity and authority to enter into this Subscription Agreement and to observe and perform its covenants and obligations hereunder and, in either case, it has obtained all necessary approvals in respect thereof;

(f)                      the Subscriber has such knowledge, or has received advice, in financial and business affairs as to be capable of evaluating the merits and risks of the investment and the Subscriber is able to bear the economic risk of loss of its entire investment;

(g)                   the Subscriber has received and reviewed a copy of the Prospectus;

(h)                   if required by applicable securities legislation, policy or order of a securities commission or other regulatory authority, the Subscriber will execute, deliver, file and otherwise assist the Corporation in filing such reports, undertakings and other documents with respect to the issue of the Shares;

(i)                       the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in a violation of any of the terms and provisions of any law applicable to the Subscriber, or, if the Subscriber is not a natural person, any of its constating documents, or of any agreement to which the Subscriber is a party or by which it is bound;

(j)                       the Subscriber hereby waives any right that the Subscriber may have to any potential incentive grants, credits and similar or like payments or benefits which accrue as a result of the operations relating to the Qualifying Expenditures as contemplated herein and acknowledges that all such grants, credits, payments or benefits accrue to the benefit of the Corporation;

(k)                    the Subscriber is aware that the Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, (the “1933 Act”) or the securities laws of any state and that these securities may not be offered or sold in the United States without registration under the 1933 Act or compliance with requirements of an exemption from registration, and the applicable laws of all applicable states or an exemption from such registration requirements is available and acknowledges that the Corporation has no present intention of filing a registration statement under the 1933 Act in respect of the Shares;

(l)                       the Shares have not been offered to the Subscriber in the United States, and the individuals making the order to purchase the Shares and executing and delivering this Subscription Agreement on behalf of the Subscriber were not in the United States when the order was placed and this Subscription Agreement was executed and delivered;

(m)                 the Subscriber is not a “U.S. Person” (as that term is defined by Regulation S under the 1933 Act) and is not acquiring the Shares on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States;

(n)                   the Subscriber undertakes and agrees that the Subscriber will not offer or sell the Shares in the United States unless such securities are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and further that the Subscriber will not resell the Shares except in accordance with the provisions of applicable securities legislation, regulations, rules, policies and orders and stock exchange rules;

(o)                   no person has made to the Subscriber any written or oral representations:

(i)                        that any person will resell or repurchase the Shares;

(ii)                     that any person will refund the purchase price of the Shares; or

(iii)                  as to the future price or value of the Shares;

(p)                   the covenants, representations and warranties of the Subscriber stated or referred to herein shall be true and correct both as of the execution of this Subscription Agreement and as of the Closing Time on the Closing Date if repeated at such time, and will survive the completion of the issuance of the Shares and the completion of the transactions contemplated under this Subscription Agreement and the Underwriting Agreement; and

(q)                   if the Subscriber is acquiring the Shares with the intention of donating all or a portion of such shares to a registered charity as part of a charitable donation arrangement (a “Donation Arrangement”) promoted by a third party (a “Third Party”) which is a “tax shelter” for purposes of the ITA, the Subscriber acknowledges and confirms that it is relying solely on the Third Party and not on the Corporation or its counsel or the underwriters named in the Underwriting Agreement or their affiliates or any of their counsel (a) regarding any representations and warranties in respect of the tax consequences or potential tax benefits of investing in the Shares and participating in the Donation Arrangement, and (b) to ensure that the Donation Arrangement does not result in the Shares being “prescribed shares” within the meaning of Regulation 6202.1 of the ITA.

4.                          The Corporation hereby represents and warrants to the Subscribers and the Agent (and acknowledges that the Subscribers are relying thereon) that:

(a)                    the Corporation has been duly incorporated and is validly subsisting and in good standing under the laws of Canada and has all requisite corporate power and capacity to enter into and carry out its obligations under this Subscription Agreement;

(b)                   on the Closing Date, the Corporation will have taken all corporate steps and proceedings necessary to approve the transactions contemplated hereby, including the execution and delivery of this Subscription Agreement;

(c)                    no order ceasing or suspending trading in the securities of the Corporation nor prohibiting the sale of such securities has been issued to the Corporation or its directors, officers or promoters and, to the best of the knowledge of the Corporation, no investigations or proceedings for such purposes are pending or threatened;

(d)                   at the Closing Time, the Shares will be duly and validly created, authorized and issued as fully paid and non-assessable Shares;

(e)                    the Corporation has complied, or will comply, with all applicable corporate and securities laws and regulations in connection with the offer, sale and issuance of the Shares;

(f)                      the Corporation is a “principal-business corporation” for the purposes of the ITA;

(g)                   but for any agreement to which the Corporation is not a party, the Shares will be “flow-through shares” as defined in subsection 66(15) of the ITA and will not constitute “prescribed shares” for the purpose of Regulation 6202.1 of the ITA;

(h)                   the Corporation has the full corporate right, power and authority to execute and deliver this Subscription Agreement, to issue the Shares to the Subscribers and to incur and renounce to the Subscriber Qualifying Expenditures in an amount equal to the Commitment Amount and in accordance with the Specified CEE/CDE Proportion;

(i)                       this Subscription Agreement constitutes a binding obligation of the Corporation enforceable in accordance with its terms;

(j)                       the execution and delivery of, and the performance of the terms of, this Subscription Agreement by the Corporation, including the issue of the Shares, the incurring of Qualifying Expenditures and the renunciation of Qualifying Expenditures to the Subscribers pursuant hereto, does not and will not constitute a breach of or default under the constating documents of the Corporation or any law, regulation, order or ruling applicable to the Corporation or any agreement, contract or indenture to which the Corporation is a party or by which it is bound;

(k)                    the Corporation has not breached any flow-through share agreement to which it is or was a party and, in particular, the Corporation has not failed to incur and renounce expenses which it covenanted to incur and renounce nor has the CRA or the Corporation reduced pursuant to subsection 66(12.73) of the ITA any amount renounced by the Corporation; and

(l)                       the Corporation has no reason to believe that it will be unable to incur Qualifying Expenditures during the Expenditure Period in an amount not less than the Commitment Amount and in accordance with the Specified CEE/CDE Proportion, that it will be unable to renounce to the Subscriber effective on or before December 31, 2010 Qualifying Expenditures in an amount equal to the Commitment Amount and in accordance with the Specified CEE/CDE Proportion, or that any such amount will be reduced by virtue of subsection 66(12.73) of the ITA.

5.                          The Corporation covenants and agrees with the Subscribers:

(a)                    to keep proper books, records and accounts of all Qualifying Expenditures and all transactions affecting the Commitment Amount and the Qualifying Expenditures, and upon reasonable notice, to provide reasonable access to such books, records and accounts for their review by or on behalf of the Subscribers at the Subscribers’ sole expense and to provide such other assistance to the Subscriber as may be reasonably required should a dispute arise between a Subscriber and the CRA with respect to whether the Qualifying Expenditures were incurred during the Expenditure Period;

(b)                   to incur, during the Expenditure Period, Qualifying Expenditures in such amount as enables the Corporation to renounce to the Subscribers in accordance with the ITA and this Subscription Agreement Qualifying Expenditures in an amount equal to the Commitment Amount and in accordance with the Specified CEE/CDE Proportion effective on or before December 31, 2010;

(c)                    to renounce to the Subscribers, effective as described in the Prospectus, Qualifying Expenditures incurred during the Expenditure Period equal to the Commitment Amount and in accordance with the Specified CEE/CDE Proportion;

(d)                   to file with CRA the form prescribed by subsection 66(12.68) of the ITA together with a copy of this Subscription Agreement within the time period prescribed by law;

(e)                    to deliver to each Subscriber at the Subscriber’s address set forth in Schedule “A” attached thereto, not later than March 31, 2011, a statement setting forth the aggregate amounts of such Qualifying Expenditures renounced to the Subscribers pursuant hereto;

(f)                      that all Qualifying Expenditures renounced to the Subscribers pursuant to this Subscription Agreement will be Qualifying Expenditures incurred by the Corporation that, but for the renunciation to the Subscribers, the Corporation would, if it had sufficient taxable income, be entitled to deduct in computing its income for the purposes of Part I of the ITA;

(g)                   that the Corporation will not reduce the amount renounced to the Subscribers pursuant to subsections 66(12.6) and (12.62) of the ITA and, in the event that the amount renounced to the Subscribers is reduced pursuant to subsection 66 (12.73) of the ITA, the Corporation shall indemnify the Subscribers as to, and pay in settlement therefor to the Subscribers, an amount equal to the amount of any tax payable under the ITA (and any corresponding provincial legislation) by the Subscribers as a consequence of such reduction, such payment to be made on a timely basis once the amount is determined;

(h)                   that the Corporation will maintain its status as a principal-business corporation until such time as all of the Qualifying Expenditures required to be renounced and incurred under this Agreement are validly renounced and incurred pursuant to the ITA;

(i)                       that the Corporation has not and will not enter into transactions or take deductions which would otherwise reduce its cumulative CEE and cumulative CDE to an extent which would preclude a renunciation of Qualifying Expenditures in the manner described hereunder in an amount equal to the Commitment Amount and in accordance with the Specified CEE/CDE Proportion effective on or before December 31, 2010, or which could result in the Corporation or the CRA reducing the Qualifying Expenditures renounced to the Subscriber;

(j)                       to file all forms required under the ITA necessary to effectively renounce Qualifying Expenditures equal to the Commitment Amount and in accordance with the Specified CEE/CDE Proportion to the Subscribers and, if requested, to promptly provide the Subscribers with a copy of all such forms;

(k)                    that the Corporation will not be subject to the provisions of subsection 66(12.67) of the ITA in a manner which impairs its ability to renounce Qualifying Expenditures to the Subscribers in an amount equal to the Commitment Amount and in accordance with the Specified CEE/CDE Proportion;

(l)                       if the Corporation is required under the ITA to reduce Qualifying Expenditures previously renounced to the Subscriber, the Corporation shall make such reduction pro rata by number of Shares issued or to be issued pursuant to flow-through share agreements of even date with this Subscription Agreement provided that the Corporation shall not reduce Qualifying Expenditures renounced under this Subscription Agreement until it has first reduced to the extent possible expenditures renounced pursuant to flow-through share agreements entered into after the Closing Time; and

(m)                 if the Corporation does not renounce to the Subscribers Qualifying Expenditures incurred during the Expenditure Period equal to the Commitment Amount and in accordance with the Specified CEE/CDE Proportion, the Corporation shall indemnify the Subscribers as to, and pay in settlement thereof to the Subscribers, an amount equal to the amount of any tax payable under the ITA (and under any corresponding provincial legislation) by the Subscribers as a result of such failure, such payment to be made on a timely basis once the amount is determined; provided that in the event that the Corporation is required to indemnify the Subscriber in accordance with this subclause, all obligations of the

Corporation hereunder to renounce to the Subscriber any amount of the Qualifying Expenditures shall immediately thereafter cease.

6.                          The Subscriber represents and warrants that the funds representing the aggregate subscription price which will be advanced by the Subscriber to the Corporation hereunder will not represent proceeds of crime for the purpose of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTF Act”) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the PCMLTF Act. To the best of the Subscriber’s knowledge, none of the subscription funds to be provided hereunder (a) have been or will be obtained or derived, directly or indirectly, from or related to any activity that is deemed illegal under the laws of Canada or the United States or any other jurisdiction, or (b) are being tendered on behalf of a person or entity who has not been identified to the Subscriber. The Subscriber shall promptly notify the Corporation if the Subscriber discovers that any such representation ceases to be true, and shall provide the Corporation with appropriate information in connection therewith.

7.                          Nothing herein shall constitute or be construed to constitute a partnership of any kind whatsoever between the Subscribers or any of them and the Corporation.

8.                          This Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

9.                          Time shall be of the essence hereof.

10.                    The covenants, representations and warranties contained in this Subscription Agreement shall survive the closing of the offering of securities under the Prospectus.

11.                    The subscriptions of the Subscribers are further subject to any rights available to the Subscribers under applicable securities laws.

12.                    This Subscription Agreement shall be binding on and enure to the benefit of the Subscribers and the Corporation and their respective heirs, executors, administrators, successors and assigns.

DATED at the City of                             , in the Province of                             , this          day of                         , 2010.

•
as the duly authorized agent of the Subscribers

Per:

This Subscription Agreement is accepted and agreed to by the Corporation at the City of                         , in the Province of                           , this            day of                           , 2010.

LAKE SHORE GOLD CORP.

Per:

SCHEDULE “A” TO THE SUBSCRIPTION
AND RENUNCIATION AGREEMENT

	Social Insurance,		Aggregate
	Corporate Tax Account	Number of Shares	Subscription
Name & Address of Subscriber	or Tax Shelter Number	Subscribed For	Amount